NO ACT

PE
1-23-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025702

March 22, 2012

James E. Parsons
james.e.parsons@exxonmobil.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-22-12

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2012

Dear Mr. Parsons:

This is in response to your letters dated January 23, 2012 and March 5, 2012 concerning the shareholder proposal submitted to ExxonMobil by As You Sow on behalf of the Park Foundation Inc.; the Missionary Oblates of Mary Immaculate; the Unitarian Universalist Service Committee; the Benedictine Sisters, Boerne, Texas; The Brainerd Foundation; Zevin Asset Management, LLC on behalf of The John Maher Trust; First Affirmative Financial Network, LLC on behalf of Izetta Smith; and Benedictine Sisters of Mount St. Scholastica. We have also received letters on the proponents' behalf dated February 27, 2012 and March 8, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@gmail.com

March 22, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2012

The proposal requests that the board prepare a report on the short-term and long-term risks to ExxonMobil's operations, finances and gas exploration associated with community concerns, known regulatory impacts, moratoriums and public opposition to hydraulic fracturing and related natural gas development.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that ExxonMobil's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

March 8, 2012

Via Electronic Mail
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F StreeLadies and Gentlemen:

The Park Foundation (the "Proponent") has requested that I respond briefly on its behalf to the supplemental no action request letter dated March 5, 2012, sent to the Securities and Exchange Commission by Exxon Mobil (the "Company") on its proposal on natural gas extraction and hydraulic fracturing. In brief, we stand by our prior letter.

Partial availability of information in public domains does not negate or substantially implement request for a report assessing impacts on the Company.
In our prior letter we thoroughly documented examples of inadequate fulfillment of the Proposal's reporting guidelines. Since our letter compellingly demonstrated that the company's putative "implementation" does not include reporting consistent with most of the guidelines in the Proposal, the Company has changed its tune and now asserts that shareholders can find sufficient information on these issues elsewhere. A request for a company report is not fulfilled by showing that some of the information, with great effort, maybe obtainable elsewhere. Access to information elsewhere, as partial as it is, does not fulfill the request for a Company report assessing how community opposition may affect the company's particular operations, explorations and facilities. Only the Company can offer such an assessment to shareholders under the guidelines of the Proposal.

In addition it should be noted that contrary to the company's assertion that the Proponent has demonstrated that it has access to adequate information, the information provided in our response was fractional information, a spotty search in those corners of the Internet where information was available. Lacking the internal knowledge that the Company itself would have in issuing a report, this response was far from a demonstration of the adequacy of available information. For instance, the reply listed where moratoriums exist, but did not match that list against Company operations nor identify areas of impact. Only the company itself would be in the position of having the knowledge necessary to fulfill the guidelines of the proposal. For example, the Proponent was only able to find information on natural gas infrastructure related violations in one of the many states where the Company operates.

Information on the impact of community opposition and regulatory developments on particular facilities, operations and explorations is an indispensable element of the proposal.
The Company also asserts that substantial implementation of the proposal does not require highly detailed local information as described in our letter. Although the Proponent agrees with the statement that the proposal does not require highly detailed

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

information, the guidelines of the Proposal repeatedly prescribe and request that the company describe how developments will affect "**particular**" facilities and operations. This requires that where opposition is having an effect on particular facilities, operations or exploration, the Company's reporting would provide sufficient information to inform investors on how those risks and concerns may play out and affect the company's operations, finances, and risks at those locations. Our letter documented that the Company has not done so at many facilities. For instance, the Company's mention in a single speech that there is a fracturing moratorium underway in Germany does not provide investors with sufficient information regarding the operations at stake there and the potential risks and cost to the company.

Shareholder proposals' reporting requests are not restricted to requesting only individual items of disclosure material to a company in its entirety.

The Company asserts that providing more information than it already has on hydraulic fracturing and natural gas would give shareholders a distorted view of the importance of this issue in the context of matters the entirety of its operations. As such, the Company's latest letter also makes a fundamental error in characterizing the Rule 14a-8(i)(10) standards of decision. The standard of decision under Rule 14a-8(i)(10) for a resolution requesting a report is not whether the company's existing reporting addresses a subject matter at the level of materiality for its entire operations, but rather whether the company has substantially met the guidelines of the proposal.

It is the prerogative of investors to request and vote for more detailed reporting on a subject area or company segment. Many, if not most, proposals inquire more deeply into a subject matter than, for instance, a company might otherwise do in the course of its making its "material" 10-K disclosures. A report such as that requested in the Proposal, seeking detail on how a segment of the company is affected by significant community opposition, is not confined to requesting disclosure of items which are each individually material on a whole company basis. The implication that substantial implementation of the proposal requesting reporting should be judged as whether it is adequate within the "total mix" of information available would be a radical departure from Staff precedents on Rule 14a-8(i)(10). There are more suitable rules for limitation on the level of details requested in a report. For instance under Rule 14a-8(i)(7), a proposal must not micromanage the company or its reporting. Such an objection has not been asserted on this Proposal and would not be applicable because the proposal requests information at a summary level. Similarly, the Company has not asserted that the proposal addresses an insignificant part of its business under Rule 14a-8(i)(5).

The requested report summarizing particular facility and operational risks from community opposition in the Company's natural gas operations related to hydraulic fracturing would simply give investors a more robust picture of how this part of the operations is being affected by the issue. To suggest that shareholders can only request disclosure of information where each item disclosed is material to the *entirety* of the company is inaccurate. Certainly, where a significant social policy is at issue such as with hydraulic fracturing, a robust examination of the Company's management of the issue and the impacts of the issue throughout that segment of the company is appropriate in a shareholder proposal. As such, it is certainly consistent with the guidelines of the proposal. The report in its entirety relates to a topic which is material to the Company's investors, and the level of detail requested provides needed depth to understand that material issue.

The Company's enforcement related nondisclosures do not substantially implement the Proposal's guidelines.

The Company's latest letter also implies that its statement on the lack of government enforcement actions relating to hydraulic fracturing is somehow responsive to the Proposal. The proposal clearly is directed towards the infrastructure associated with hydraulic fracturing, not just what goes on underground. The enforcement related disclosure request is for "hydraulic fracturing and related infrastructure." The Company's own letter describes the extent of "related infrastructure" beyond the narrow category of what goes on underground. The activities above ground and near the surface are enabled by and entwined with hydraulic fracturing, and are part and parcel of the issues raised by community opposition. So the Company's simple assertion that it has no violations related to hydraulic fracturing is both misleading and not a fulfillment of the guidelines of the proposal.

Conclusion

Therefore, we on respectfully request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Park Foundation
James E. Parsons, Exxon Mobil

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

March 5, 2012

VIA EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549

RE: Securities Exchange Act of 1934 – Section 14(a); Rule 14a-8
Omission of shareholder proposal regarding hydraulic fracturing

Gentlemen and Ladies:

On January 23, 2012, we submitted a letter notifying the staff of the Securities and Exchange Commission (the "Commission") that we intend to omit a shareholder proposal and statements in support thereof submitted by As You Sow on behalf of the Park Foundation and a number of additional co-proponents from the proxy materials for our upcoming annual meeting, and requested the staff's concurrence with such omission. We submit the supplemental information below to respond briefly to the letter to the staff dated February 27, 2012, from proponent's counsel Sanford J. Lewis.

Information is widely available. The submission by proponent's counsel – consisting of nearly 50 pages of detailed information culled from publicly-available sources – effectively demonstrates the extent to which extensive information concerning oil and gas production operations in the United States is already available. Substantial implementation under Rule 14a-8(i)(10) does not depend solely on actions taken by the company. A proposal may also be rendered moot by "matters outside the Company's control, such as legislative developments, court decisions, business challenges, and supervening corporate events." See Exchange Act Release No. 12,598, 9 SEC Dock. 1030, 1035 (1976). The information already available not only through ExxonMobil's website and publications but from other industry, governmental, and public information sources is more than adequate to meet the proposal's request for disclosure that informs shareholders of the short and long-term risks related to hydraulic fracturing.

<u>Implementation of the proposal does not require highly detailed local information.</u> Informing ExxonMobil shareholders of risks related to hydraulic fracturing does not require inundating them with vast amounts of highly detailed local information. Such an approach would be inconsistent with the proponent's own supporting statement, which expressly calls for a report to "summarize" the requested information. The many individual items cited in counsel's submission – including examples of adverse operating events, disputes involving particular cites, local water use challenges, and local regulatory, political, and community concerns – do not illustrate any material risks that ExxonMobil's disclosures do not already address. As explained in more detail in our letter of January 23, ExxonMobil has already informed shareholders of the need for sound operating practices in natural gas production, as well as the existence of important issues concerning regulatory restrictions, local political and community concerns, water availability and management, and other short- and long-term risks associated with hydraulic fracturing. Such disclosure includes illustrative examples. Expanding our disclosure to include an extensive catalogue of highly detailed information -- none of which is material to ExxonMobil's consolidated financial position or results of operations – would mislead shareholders by wrongly implying that the risks related to hydraulic fracturing are materially greater than the many operating risks we manage in other areas of our business every day.

<u>Governmental enforcement actions</u>. Proponent's counsel takes exception to the statement in our January 23 letter that we have not experienced any governmental enforcement actions relating to hydraulic fracturing, citing NOVs and similar matters from the Pennsylvania DEP and other sources involving our affiliate XTO Energy.

"Hydraulic fracturing" is a specific procedure by which hydraulic pressure is used to fracture impermeable hydrocarbon-bearing rocks. The fissures thereby created allow oil and gas molecules that would otherwise be trapped in the rocks to migrate into a well bore and be produced. Long experience by industry with hydraulic fracturing has shown the process to be extremely safe and free from adverse incidents. Proponent's counsel conflates enforcement actions involving hydraulic fracturing itself – of which we continue to be aware of none – with actions involving related infrastructure: surface equipment and tanks; drilling fluid handling facilities; waste and production handling facilities; surface impoundment structures; surface air emission controls; well casings and completions; and reservoir maintenance practices. But the same kinds of infrastructure with the same kinds of risks are used in nearly all onshore oil and gas wells, whether such wells utilize hydraulic fracturing or not. Presenting the common infrastructure risks of oil and gas production as if such risks were specific to hydraulic fracturing would significantly overstate the risk profile of that procedure.

__Conclusion.__ Accurate and effective risk disclosure to investors must take account of both the specific information provided and the context or "total mix" of information available. ExxonMobil is a global, integrated company engaged in all phases of the oil and gas business. Our operations include exploring for oil and gas; developing and producing oil and gas using a wide variety of technologies (including conventional and unconventional onshore developments as well as conventional and deep-water offshore developments and oil sands mining); transportation of oil and gas; and the manufacture and sale of refined petroleum products and petrochemicals. We have been in the energy business for over 120 years and currently do business in over 200 countries around the world. We operate in environments ranging from the harshest deserts to the Arctic to the deep seafloor. In the course of this business, the company faces risks including not only changes in law but changes in government and civil and regional wars; not only regulatory restrictions and moratoria but national embargoes and expropriations; not only the daily challenges of conducting safe operations but natural disasters, global and regional recessions, and rapid technological change.

Within the context of this global integrated business and the many kinds of risks inherent in it, we believe our current disclosure appropriately informs shareholders of the short- and long-term risks associated with hydraulic fracturing while also not overstating such risks. As explained in more detail in our January 23 letter, such disclosure substantially implements each element of the proposal and the proposal may therefore be omitted from our proxy material under Rule 14a-8(i)(10).

If you have any questions or require additional information, please contact me directly at (972) 444-1478. In my absence, please contact Lisa K. Bork at (972) 444-1473.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP/jep
Enclosures

cc-w/enc:

Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP
Michael Passoff, As You Sow
Sanford J. Lewis, Esq.
Rev. Séamus Finn, Missionary Oblates of Mary Immaculate
Constance Kane, Unitarian Universalist Service Committee
Timothy Smith, Walden Asset Management
Sr. Susan Mika, OSB, Benedictine Sisters, Boerne, Texas
Ann Krumboltz, The Brainerd Foundation

SANFORD J. LEWIS, ATTORNEY

AAFebruary 27, 2012

Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal submitted to Exxon Mobil regarding natural gas and hydraulic fracturing by Park Foundation

Ladies and Gentlemen:

The Park Foundation (the "Proponent") is the beneficial owner of common stock of Exxon Mobil (the "Company"). The As You Sow Foundation has submitted a shareholder proposal (the "Proposal") to the Company on behalf of the Proponent. I have been asked by the Proponent to respond to the no action request letter dated January 23, 2012 sent to the Securities and Exchange Commission by James E. Parsons on behalf of the Company. The Company contends that the Proposal may be excluded from the Company's 2012 proxy statement by virtue of Rule 14a-8(i)(10) (substantially implemented).

I have reviewed the Proposal, as well as the letter sent by the Company. Based upon the foregoing, as well as the relevant rule, it is my opinion that the Proposal is not excludable by virtue of the rule.A copy of this letter is being emailed concurrently to James E. Parsons.

A summary and analysis follows.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@gmail.com
413 549-7333 ph. • 781 207-7895 fax

SUMMARY

The Proposal requests that the Company issue a report to investors on the short and long-term risk to the company's operations, finances and gas exploration associated with community concerns, known regulatory impacts, moratoriums in public opposition to hydraulic fracturing and related natural gas development. In its supporting statement, the Proposal further specifies that such report should:

> [A]t a minimum, summarize for the prior two fiscal years, with regard to hydraulic fracturing and related infrastructure:
>
> - any substantial community opposition to the company's maintenance or expansion of particular operations, such as permitting and drilling;
> - government enforcement actions, including allegations of violations;
> - total aggregate government fines on an annual basis;
> - facility shutdown orders, license suspensions or moratoriums on licensing, exploration or operations;
>
> On a forward-looking basis, the report should identify:
>
> - communities where substantial opposition to permitting or drilling, or maintenance or expansion of operations, is anticipated;
> - financial or operational risks to particular operations, facilities and plans from proposed federal or state laws or regulations, including moratoriums on fracking;
> - any limitations which regional water supply or waste disposal issues may place on operations or expansion;
>
> In the event of uncertainty about probabilities or outcomes, the report should at a minimum describe the worst-case scenario and the extent of uncertainties.

The Company asserts that its policies, practices and procedures compare favorably with the guidelines of the proposal. But in contrast to the above guidelines, the Company has provided fragmentary and incomplete information on some of the community concerns and restrictions that it faces, has failed to disclose government enforcement actions as requested by the proposal, and has disclosed little if any analysis useful to investors on the short and long term risks posed by these developments. See summary table on next page.

Analysis of Exxon Mobil's Existing Reporting Against the Guidelines of the Proposal		
Topic Requested in Proposal	**XOM Reporting**	**XOM Omissions**
Risk from any substantial community opposition or concerns	Company reports on some community opposition	Company omits many other opposition incidents and contexts relevant to facilities and operations
Government enforcement actions including allegations of violations	Company asserts no violations from "hydraulic fracturing" while omitting array of violations from related natural gas development	Fails to address enforcement in areas targeted by Proposal which refers to "hydraulic fracturing and related natural gas development." It also refers to "related infrastructure." Extensive notices of violation identified in Pennsylvania; unknown in other states
Total aggregate government fines on an annual basis	Limited disclosure of penalties	No aggregate disclosure of penalties
Facility shutdown orders, license suspensions or moratoriums on licensing, exploration or operations	Company mentions impacts in a single town where it has had material problems, and lists some moratoriums in one speech published online	Company fails to provide analysis of impact of numerous US local and state, and international, efforts to ban or place moratoriums; including areas of large holdings such as Marcellus Shale Company's rationale for limited disclosure that other opposition "is not material to its investors because the opposition does not impede the Company's overall business" is inconsistent with the thrust and guidelines of the proposal, which seeks a profile of any substantial impacts and risks to facilities, exploration and operations regardless of whether they currently pose a material risk to the overall business.
Communities where opposition is anticipated	None identified	No reporting on this topic
Financial or operational risks to particular operations, facilities and plans from proposed federal or state laws or regulations, including moratoriums	Generic disclosure of regulatory risk	Impact of numerous impending regulatory programs and of various moratoriums is not analyzed
Any limitations from regional water supply or waste disposal issues on operations or expansion	Company reports on water recycling measures in one area	Company fails to address limitations regarding water and waste entirely. Significant limitations omitted in Texas and elsewhere. No disclosure of waste related limitations.
SUMMARY: The Company has failed to report consistent with the thrust and guidelines of the Proposal.		

ANALYSIS

The Company asserts that it has met the purposes and guidelines of the Proposal. However, reviewing the elements of the proposal item by item, it is apparent that the Company has not provided sufficient information on the core issues of the proposal.

The Company's letter states that:

> *... the Company has taken numerous steps to provide information to shareholders and the general public on the Company's hydraulic fracturing operations and associated environmental concerns ... This information can be found in several locations, including the Company's website;[1] other websites that the Company sponsors;[2] and in a case study on natural gas and hydraulic fracturing contained in the Company's 2010 annual Corporate Citizenship Report, the Company's primary report on environmental and similar issues.[3]*

The Company's letter references the Company's website page on Hydraulic Fracturing, its website entitled "About Natural Gas," its 2010 Corporate Citizenship Report, and a blog post called "Facts on the hydraulic fracturing process" as proof that the company has provided shareholders with information on the Company's hydraulic fracturing operations and associated community concerns.

The Hydraulic Fracturing web page and the 2010 Corporate Citizenship Report mention some of the community concerns such as freshwater use, the migration of gases and hydraulic fracturing additives to groundwater or to the surface, and the handling of by-products as concerns of stakeholders. It also discusses mitigation measures being deployed by the company, such as minimizing the amount of fluid additives needed to be safe and effective.

However, the reporting of the Company does not fulfill the core thrust and request of the Proposal to provide <u>an analysis of short-term and long-term risks to Exxon Mobil operations, finances and gas exploration associated with community concerns</u>. In some instances, information provided is misleading, in other instances it is materially incomplete and fragmentary.

<u>1. Proposal element: Reporting on substantial community opposition</u>
For instance, the Proposal requests a report on "any substantial community opposition to the company's maintenance or expansion of **particular operations.**" However, the Company's reporting only highlights a few examples of community opposition and neglects many other substantial instances. It does not describe which operations are affected by community

opposition, nor the long or short-term effects of that opposition, for instance whether assets may be idled or other costs imposed on the company.

The Company's letter asserts:

> *The Company's website contains a discussion about opposition to hydraulic fracturing, including opposition in Southlake, Texas, which resulted in the denial of two well site permits for the Company's subsidiary XTO Energy Inc.[9] The Company will further disclose any future community opposition or anticipated community opposition that it believes to be material to its investors. The Company has determined that the opposition it currently experiences or anticipates is not material to its investors because the opposition does not impede the Company's overall business.*

The Company's letter also references a speech by Jack Williams, President of XTO Energy. In the speech Williams describes the issue in summary form:

> *It has become commonplace to see press articles stating that another city, state, province or country has either placed a moratorium on hydraulic fracturing or banned it: New York state, Pittsburgh, Quebec, France, Germany, and South Africa to name a few.*

He then goes on to describe a SINGLE impact of all of this activity on the company:

> *In April, XTO experienced our own setback in the city of Southlake, TX. Our plan was to develop three sites in the area and connect them with one pipeline. We presented our plan, along with data on the economic benefits the project would provide to the city.*
>
> *The opposition, though, proved that fear-based propaganda could win over the City. Two of the well sites were denied, making the project economically unfeasible. And more than 5,200 lessors won't receive royalties. The City now has a temporary moratorium on the issuance of new permits.*[1]

Other than the Southlake example, that speech does not analyze the impacts from an ever increasing number of communities (and even state agencies) in the United States and abroad that have mobilized to protest and oppose permits for the company's wells, and have also successfully obtained bans or moratoriums that affect Exxon oil and gas leases and exploration. One would be unable to ascertain from the company's publications how seriously the opposition is impacting its shale gas development.

---

1 Williams, J. June 14, 2011. "Shale Gas: The Keys to Unlocking its Fully Potential." Speech delivered at the Society of Petroleum Engineers Unconventional Gas Conference in Houston, Texas. http://www.Exxon Mobil.com/Corporate/news_speeches_20110614_jwilliams.aspx

While the speech intimates that opposition is gaining a foothold worldwide, the Company's 10K assertion and determination "*that the opposition it currently experiences or anticipates is not material to its investors because the opposition does not impede the Company's overall business*" raises more questions than it answers. It does not provide an analysis or picture requested by the Proposal to allow investors to understand the extent to which the groundswell of opposition is affecting or may affect particular facilities or operations. Instead, it veils this information behind the determination that the opposition "does not impede the Company's overall business." This could be construed various ways – for instance, that shale gas is too small a portion of the business; that the company expects to prevail against the local opposition; or that the company is able to work around areas of opposition. Without the level of detail regarding the impact of areas of opposition on company operations requested by the proposal, this general statement leaves investors in the dark. Instead of providing an ability for investors to understand the lay of the land, this overarching statement poses a likelihood that only ***after*** opposition impedes particular operations will the company treat them as material and engage in disclosure.

Assertion that no other opposition has materially impacted the Company's business veils wide-ranging impacts and risks of interest under the proposal. Perhaps what one can conclude from this disclosure is that the Southlake situation is already deemed to be material by the Company. But the thrust of the Proposal's guidelines is not geared toward disclosure of only those individual instances where the company has already concluded that they are material, but providing a longer view and a profile of the contexts in which company operations are at risk from existing or emerging opposition.

The Company's superficial disclosures do not fulfill the guidelines of the Proposal to disclose the scope and breadth of opposition, from local to state to national levels, and how it may affect its operations. For example, in New York State, there has been widespread opposition throughout the state. One of the largest rallies occurred in January 2012. The event at the Capitol drew hundreds of "anti-fracking" protestors, who gathered to ask New York Governor Cuomo to ban hydraulic fracturing in the state.[2]

In November 2011, public hearings were held by the New York Department of Environmental Conservation (DEC) to gather public input on its Environmental Impact Statement for high-volume hydraulic fracturing of the Marcellus Shale. The meetings drew 6,000 attendees and standing room only crowds both upstate and downstate. Drilling opponents visibly outnumbered supporters at the Sullivan County and NYC hearings, and *The Wall Street Journal* reported that opponents outnumbered supporters by 4 to 1 at a large hearing in Binghamton.[3]

---

2 Dewitt, K. Jan. 23, 2012. "Anti-Fracking rally draws hundreds to Capitol." WXXI News. http://wxxinews.org/post/anti-fracking-rally-draws-hundreds-capitol
3 Crean, S. Feb. 7, 2012. "Is the DEC prepared for hydraulic fracturing?" Gotham Gazette. http://www.gothamgazette.com/print/3680 http://www.gothamgazette.com/print/3680

While these particular protests and meetings were not directed solely at Exxon/XTO, there may be significant ramifications on Exxon-XTO's plans to develop wells on leases that it has already purchased in New York State. The effects and risks for the Company have not been articulated or described as requested in the Proposal.

Exxon has been impacted by opposition to its natural gas operations in other countries, but its reporting does not document those impacts. **Exxon holds six shale gas exploration licenses in Germany, covering 3.2 million acres.[4] The company has reportedly already invested $100 million to drill five exploratory wells in Lower Saxony and one in North Rhine-Westphalia.[5]** According to *UPI*, "Public opposition is derailing ExxonMobil's hunt for shale gas in Germany. . . In a bid to defuse fears over fracking, Exxon Mobil has tried to engage local advocacy groups via open roundtable discussions [but] it's not expected to silence the opposition anytime soon."[6] In March 2011, North Rhine-Westphalia's state government imposed a moratorium on shale gas drilling following pressure from environmental activists. In the Lower Saxony town of Lünne, there have been protests against Exxon's use of hydraulic fracturing and calls for a moratorium on drilling activities there, too. Lünne's mayor, Franz Schoppe, has responded to the protests insisting there must be a thorough review of the shale gas extraction process."[7]

On the German national level, following large-scale protests against the Company's shale gas pilot projects in North Rhine-Westphalia and Lower Saxony Environment Minister Norbert Röttgen ordered a review into the environmental impact of shale gas production in Germany.[8]

To summarize the above, the extent of community opposition is both broader than the Company's minimal reporting would lead investors to perceive, and poses more concrete financial impacts and risks on the Company's operations and facilities, than the Company's scant disclosures would imply. Therefore, the request for disclosure of substantial community opposition and associated risks is not substantially implemented by the Company's reporting.

2. Proposal element: Government enforcement actions

When it comes to reporting of government enforcement actions, including allegations of violations, the Company's letter provides a misleading characterization of the lack of

---

4 Smith, J. June 25, 2011. "XTO Energy acquisition pays off for Exxon Mobil," Star-Telegram. http://www.star-telegram.com/2011/06/25/3178468/xto-energy-acquisition-pays-off.html#storylink=cpy

5 Sept. 15, 2011. "Germany's shale gas potential threatened by environmental opposition," Natural Gas Europe. http://www.naturalgaseurope.com/germanys-shale-gas-potential-threatened

6 Nicola, S. April 13, 2011. "Public slows Exxon's German shale gas bid," UPI. http://www.upi.com/Business_News/Energy-Resources/2011/04/13/Public-slows-Exxons-German-shale-gas-bid/UPI-70281302709161/

7 Sept. 15, 2011. "Germany's shale gas potential threatened by environmental opposition," Natural Gas Europe. http://www.naturalgaseurope.com/germanys-shale-gas-potential-threatened

8 Sept. 15, 2011. "Germany's shale gas potential threatened by environmental opposition," Natural Gas Europe. http://www.naturalgaseurope.com/germanys-shale-gas-potential-threatened

enforcement actions, and does not even *attempt* to respond to the request for reporting of ***allegations***.

The Company asserts that it has had no violations related to hydraulic fracturing. It has asserted so either erroneously or by narrowing the scope of incidents and operations relevant to the request. The Company's letter asserts that "The Company has not been subject to any governmental fines, facility shutdown orders or license suspensions related to hydraulic fracturing, and it is not aware of any government enforcement actions against it related to hydraulic fracturing."

The Proposal requests reporting on **hydraulic fracturing and related infrastructure**. In the context of the proposal, this includes the natural gas extraction process and wells enabled by fracturing. The proposal requests two years of reporting on government enforcement proceedings, including allegations of violations, and annually aggregated penalties.

In contrast to the Company's statement regarding a lack of enforcement actions, the Company has been alleged to violate Pennsylvania laws in numerous instances with respect to the management of fracked wells. **The Pennsylvania Department of Environmental Protection (DEP) has a database that allows the public to view a company's violations, enforcement actions against it, and penalties assessed.[9] In contrast, other states where the company operates do not have such accessible databases. Therefore, the following analysis is a fractional view of the extent to which enforcement activities are underdisclosed by the Company.**

XTO Violation rate highest among Marcellus Shale drillers

9 Pennsylvania Department of Environmental Protection Oil and Gas Compliance Report. http://www.depreportingservices.state.pa.us/ReportServer/Pages/ReportViewer.aspx?/Oil_Gas/OG_Compliance


Violations
90
80
70
60
50
40
30
20
10
0
2009
2010
2011

As seen from the chart, the number of violations issued to XTO for allegedly breaking Pennsylvania's oil and gas rules has increased, from 23 violations in 2009 to 81 violations in 2011.

In the past two years (from January 1, 2010 and February 13, 2012) XTO operations in Pennsylvania were inspected 70 times, and Pennsylvania Department of Environmental Protection (DEP) enforcement staff found 156 violations. The company was fined a total of $190,000 for its infractions over that time period.[10]

A 2012 report by PennEnvironment found that XTO ranked seventh in terms of the number of alleged violations at Marcellus Shale wells in Pennsylvania between 2008 and 2011. Cabot Oil and Gas Corp. had the most violations with 412, Chesapeake Appalachia, Chief Oil and Gas, and Talisman Energy USA all had more than 300 violations, while XTO had 163 over that time period. Out of the larger companies operating in the Marcellus Shale (i.e., companies with more than 10 Marcellus wells in the state), however, **XTO Energy had the highest rate of violations per well, with an average of three violations for every well it drilled.[11] This information on trends and amounts of violations and alleged violations is the kind of information that a more complete enforcement disclosure could provide to investors, potentially allowing a comparative analysis of companies engaging in fracking, and demonstrating areas where this particular company is exposed to heightened risk associated with public concerns regarding Hydraulic fracturing.**

XTO fines and enforcement actions

According to a DEP guidance document, the agency uses two types of enforcement actions: corrective actions and penalties. Corrective actions include Notices of Violation, Administrative Conferences, Administrative Orders and Equity Actions. Penalty Actions include Consent Assessment of Civil Penalty, Civil Penalty or Criminal Penalty, or Bond Forfeiture.[12]

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10 Pennsylvania Department of Environmental Protection. Oil and Gas Compliance Report System. Search January 1, 2010 to February 13, 2012. Company: XTO Energy Inc. Penalty information tallied from CACP penalties in the downloaded spreadsheet.

11 Penn Environment Research and Policy Center. Feb. 8, 2012. Risky Business: An Analysis of Marcellus Shale Gas Drilling Violations in Pennsylvania 2008-2011.
http://pennenvironmentcenter.org/sites/environment/files/reports/Risky%20Business%20Violations%20Report_0.pdf

12 Pennsylvania Department of Environmental Protection. Updated June 25, 2005. Enforcement Actions by DEP's Oil

As mentioned above, between January 1, 2010 and Feb. 13, 2012, XTO was fined a total of $190,000 for various violations. There were 33 enforcement actions taken on the 156 violations found during that time period. Enforcement actions included issuance of Notices of Violation, and Consent Assessments of Civil Penalty (CACP). The following is a partial list of those actions:

Enforcement Action April 14, 2011. XTO was fined $11,653 for violating five separate rules including discharge of pollutional materials to waters of the Commonwealth, and failure to properly store, transport, process or dispose of a residual waste.[13]

Enforcement Action April 5, 2011. XTO was fined $5,500 for discharge of pollutional material to waters of Commonwealth. DEP received a complaint that Tub Mill Run was cloudy and had a red color, and also received a phone call from the operator stating that a Bentonite release had occurred while boring under the stream.[14] According to the Western Pennsylvania Conservancy Tub Mill Creek is one of the highest-quality watersheds in Western Pennsylvania, yet no studies were done of the fish and macro-invertebrates post-spill.[15]

Enforcement Action, December 10, 2010: The largest penalty received by XTO in Pennsylvania, $150,000, was assessed for "improper casing to protect fresh water." The violation occurred in late May 2010.[16]

Enforcement Action July 21, 2010: XTO was fined $6,750 for a fracturing fluid spill. The inspection notes state that "The valve on the frac tank was not sealed properly and this resulted in a release of about 5 barrels worth of frac fluids to the ground... The open valve on the frac tank allowed a release of fluids that could be classified as industrial waste."[17]

Enforcement Action November 16-19, 2010: Eighteen Notices of Violation (NOVs) were issued to XTO during this time period, including "stream discharge of industrial waste", "discharge of pollutional materials to waters of the Commonwealth", and

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and Gas Management Program. Document 550-4000-001. http://www.elibrary.dep.state.pa.us/dsweb/Get/Document-48291/01%20550-4000-001.pdf

13 Pennsylvania Department of Environmental Protection. Oil and Gas Compliance Report System. Search Date Inspected: 5/28/2010. Operator: XTO Energy. (This case is Enforcement ID: 269513) http://www.depreportingservices.state.pa.us/ReportServer/Pages/ReportViewer.aspx?/Oil_Gas/OG_Compliance

14 Pennsylvania Department of Environmental Protection. Oil and Gas Compliance Report System. Search Date Inspected: 5/28/2010. Operator: XTO Energy. (This case is Enforcement ID: 269272) http://www.depreportingservices.state.pa.us/ReportServer/Pages/ReportViewer.aspx?/Oil_Gas/OG_Compliance

15 http://www.pittsburghlive.com/x/pittsburghtrib/opinion/s_709798.html

16 Pennsylvania Department of Environmental Protection. Oil and Gas Compliance Report System. Search Date Inspected: 5/28/2010. Operator: XTO Energy. (This case is Enforcement ID: 265673) http://www.depreportingservices.state.pa.us/ReportServer/Pages/ReportViewer.aspx?/Oil_Gas/OG_Compliance

17 Pennsylvania Department of Environmental Protection. Oil and Gas Compliance Report System. Search Date Inspected: 5/27/2010. Operator: XTO Energy. (This case is Enforcement ID: 262367) http://www.depreportingservices.state.pa.us/ReportServer/Pages/ReportViewer.aspx?/Oil_Gas/OG_Compliance

> "pollution incident was not reported to DEP".[18] All violations occurred on one site – Permit #081-20294, which is the Marquadt 8537H well.[19]

This last enforcement action is the only Pennsylvania violation that was disclosed by Exxon in its Securities and Exchange (SEC) filings. According to that filing:

> *"On November 29, 2010, XTO Energy Inc. received a Notice of Violation (NOV) from the Pennsylvania Department of Environmental Protection (PaDEP) alleging that an unpermitted discharge of brine or produced fluid occurred from a tank located at the Marquardt Well Site in Penn Township, Pennsylvania, which discharge reached a water of the State and that XTO failed to notify the PaDEP of the incident, had litter on the site, and failed to post well permit numbers and operator information at the well site. The NOV does not contain a specific penalty demand, but XTO believes that PaDEP may seek a penalty in excess of $100 thousand."*[20]

No fine has yet been levied in the case.[21] Exxon chose to disclose the <u>potential</u> of a $100,000+ fine, but did not disclose the <u>actual</u> $150,000 fine for methane migration that resulted in groundwater contamination.

XTO Violations that signal elevated risk for investors

In addition to the enforcement actions that led to penalties, there were numerous other violations found by DEP inspectors, and Notices of Violations issued to XTO over the time period. Of particular concern are the violations that were related to defective, insufficient or improperly cemented casing.

As mentioned further below in this section, these types of problems have led to contamination of residents' water supplies, hefty fines for natural gas operators and law suits against operators.

So far, only one of XTO's casing/cementing problems has resulted in a penalty. But as seen in Table1, some of the cases have yet to be resolved.

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18 Pennsylvania Department of Environmental Protection. Oil and Gas Compliance Report System. Search Date Inspected: 11/16/2010 – 11/19-2010. Operator: XTO Energy. http://www.depreportingservices.state.pa.us/ReportServer/Pages/ReportViewer.aspx?/Oil_Gas/OG_Compliance

19 Pennsylvania Department of Environmental Protection. Well Inventory. Search XTO Energy. Search within results for 081-20294. http://www.depreportingservices.state.pa.us/ReportServer/Pages/ReportViewer.aspx?/Oil_Gas/Operator_Well_Inventory_By_Operator

20 Exxon Mobil. Annual report (10-KA) filed with the Securities and Exchange Commission. Filed Feb. 28, 2011. p. 31.
http://www.sec.gov/Archives/edgar/data/34088/000119312511047394/d10k.htm#toc94192_5

21 Pennsylvania Department of Environmental Protection. Oil and Gas Compliance Report System. Search Date Inspected: 11/16/2010 – 11/19-2010. Operator: XTO Energy. http://www.depreportingservices.state.pa.us/ReportServer/Pages/ReportViewer.aspx?/Oil_Gas/OG_Compliance

Table 1. Violations and methane migration related to casing and cementing problems.

			Enforcement Action	Penalty	Date Resolved
05/28/2010	063-36827	78.83GRNDW–R - Improper casing to protect fresh groundwater	NOV, CACP	150,000	7/9/2010
12/21/2010	081-20348	78.–5 - Inadequate, insufficient, and/or improperly installed cement 78.–6 - Failure to report defective, insufficient, or improperly cemented casing w/in 24 hrs or submit plan to correct w/in 30 days	NOV		None
12/21/2010	081-20275	78.–5 - Inadequate, insufficient, and/or improperly installed cement 78.–6 - Failure to report defective, insufficient, or improperly cemented casing w/in 24 hrs or submit plan to correct w/in 30 days **(Note: The presence of methane in the 13 3/8 x 9 5/8 casing annulus)**	NOV		None
05/12/2011	037-20004	78.–6 - Failure to report defective, insufficient, or improperly cemented casing w/in 24 hrs or submit plan to correct w/in 30 days (Note: Bubbling in the"20" x 13/"/8" casing annulus. At this time there is no methane or any other oxygen depleting gas, but the bubbling is evidence of defective cement.)			5/31/2011
05/17/2011	081-20295	78.7–A - Operator shall prevent gas and other fluids from lower formations from entering fresh groundwater. 401C–S - Discharge of pollutional material to waters of Commonwealth. **(Note: gas migration investigation, refer to** complaint ID 279838) **This is the ongoing Lycoming migration case discussed in the text below.**	NOV		None
06/02/2011	081-20432	78.–6 - Failure to report defective, insufficient, or improperly cemented casing w/in 24 hrs or submit plan to correct w/in 30 days **(Note: Gas found and the presence of methane in the 13 3/8 x 9 5/8 casing annulus.)**	NOV		None
06/07/2011	081-20433	78.–6 - Failure to report defective, insufficient, or improperly cemented casing w/in 24 hrs or submit plan to correct w/in 30 days **(Note: Gas found and the presence of methane in the 13 3/8 x 9 5/8 casing annulus.)**			None
6/24/2011	035-21217	78.–6 - Failure to report defective, insufficient, or improperly cemented casing w/in 24 hrs or submit plan to correct w/in 30 days (Note: **Bubbling in the 20" x 13 3/8 " casing annulus.** At this time there is no methane or any other oxygen depleting gas, but the bubbling is evident of defective cement.)			None
07/7/2011	081-20295	78.–6 - Failure to report defective, insufficient, or improperly cemented casing w/in 24 hrs or submit plan to correct w/in 30 days (Note: Defective Cement: Gas found in the annular space of the 9 5/8 x 5 1/2 casing.)			None
07/7/2011	081-20402	78.–6 - Failure to report defective, insufficient, or improperly cemented casing w/in 24 hrs or submit plan to correct w/in 30 days (Note: Defective Cement: Gas found in the annular space of the 9 5/8 x 5 1/2 casing.)			None
07/7/2011	081-20295	78.–6 - Failure to report defective, insufficient, or improperly cemented casing w/in 24 hrs or submit plan to correct w/in 30 days (Note: Defective Cement: Gas found in the annular space of the 9 5/8 x 5 1/2 casing.)			None
07/7/2011	081-20296	78.–6 - Failure to report defective, insufficient, or improperly cemented casing w/in 24 hrs or submit plan to correct w/in 30 days (Note: Defective Cement: Gas found in the annular space of the 9 5/8 x 5 1/2 casing.)			None
07/7/2011	081-2030	78.–6 - Failure to report defective, insufficient, or improperly cemented casing w/in 24 hrs or submit plan to correct w/in 30 days (Note:			None

	0	Defective Cement: Gas found in the annular space of the 9 5/8 x 5 1/2 casing.)		
07/07/2011	081-20403	78.-6 - Failure to report defective, insufficient, or improperly cemented casing w/in 24 hrs or submit plan to correct w/in 30 days (Note: Defective Cement: Gas found in the annular space of the 9 5/8 x 5 1/2 casing.)		None
07/11/2011	081-20287	78.-6 - Failure to report defective, insufficient, or improperly cemented casing w/in 24 hrs or submit plan to correct w/in 30 days (Note: Defective Cement: Gas found in the annular space of the 9 5/8 x 5 1/2 casing.)		None
07/11/2011	081-20496	78.-6 - Failure to report defective, insufficient, or improperly cemented casing w/in 24 hrs or submit plan to correct w/in 30 days (Note: Defective Cement: Gas found in the annular space of the 9 5/8 x 5 1/2 casing.)		None
07/11/2011	081-20532	78.-6 - Failure to report defective, insufficient, or improperly cemented casing w/in 24 hrs or submit plan to correct w/in 30 days (Note: Defective Cement: Gas found in the annular space of the 9 5/8 x 5 1/2 casing.)		None
12/21/2011	081-20348	78.-6 - Failure to report defective, insufficient, or improperly cemented casing w/in 24 hrs or submit plan to correct w/in 30 days (Note: gas in 2" vent pipe)	NOV	None
02/08/2012	065-26972	601.1-1 - O&G Act 223-General. Used only when a specific O&G Act code cannot be used (Note: Failure to notify Department of cement not circulated to surface on surface casing)		None

There have also been numerous violations issued to XTO for spills (16 spills)and evidence of poor practices such as failure to control erosion (13 violations).[22]

As noted in the table above, XTO is the subject of an ongoing Pennsylvania Department of Environmental Protection (DEP) investigation relating to methane migration in Lycoming County. On May 17, 2011 the DEP received a report of bubbling well water at a home about 2,300 feet from a pad where XTO Energy drilled and hydraulically fractured three wells. The gas pad was identified as the Moser site. The agency then received a report about bubbling water along a 50-yard section of Muncy Creek.[23] By June 16 DEP had found methane gas in a total of five water wells in Lycoming County.[24] On June 17, it was reported that seven water wells were contaminated.[25]

The company voluntarily ceased operations in the county, provided water well owners with potable water, vented the wells with 6-inch PVC pipe to prevent the buildup of gas and began screening other residential wells. According to the *Williamsport Sun-Gazette*, XTO

22 For example: XTO had 13 violations of rule 102.4 - Failure to minimize accelerated erosion, implement E&S plan, maintain E&S controls. Failure to stabilize site until total site restoration under OGA Sec 206(c)(d) (Violation IDs: 590451, 598652, 598652, 599922, 603090, 603071, 609456, 623530, 623531, 623532, 625429, 627329 and 627330) Pennsylvania Department of Environmental Protection. Oil and Gas Compliance Report System. Search Date Inspected: 01/01/2010 – 12/31-2011. Operator: XTO Energy.
http://www.depreportingservices.state.pa.us/ReportServer/Pages/ReportViewer.aspx?/Oil_Gas/OG_Compliance
23 Thompson, D. June 16, 2011. "5 water wells, stream contaminated by methane." Williamsport Sun-Gazette. http://www.sungazette.com/page/content.detail/id/565249.html
24 June 17, 2011. "PA officials examine report of gas in wells," The Associated Press. http://www.businessweek.com/ap/financialnews/D9NTMPD00.htm
25 June 17, 2011. "PA officials examine report of gas in wells," The Associated Press. http://www.businessweek.com/ap/financialnews/D9NTMPD00.htm

spokesperson Jeffrey Neu stated that, "When we do this we're not saying we're responsible...We're doing this as good corporate neighbors."[26]

Neu also said methane was in water samples that the company collected within 4,000 feet of some of its Lycoming County well sites before it began drilling, but he was unsure as to whether XTO took samples from water wells near the drilling site in question.[27]

According to Daniel Spadoni, a spokesperson for DEP, the agency's investigation includes isotopic testing to determine if the gas originated from a shallow formation or the deeper shale formation.[28]

XTO was issued a Notice of Violation for discharge of pollutional material to waters of Commonwealth and for allowing fluids from lower formations to enter fresh groundwater,[29] and as of February 15, 2012 the DEP investigation was still ongoing.[30]

Exxon's disclosure documents do not mention this methane migration investigation. But this is the type of enforcement action that the Proposal asked the Company to include in its report. Nor does the company disclose any potential financial risk to the company from this investigation, and from the various enforcement actions.

If found culpable for contaminating drinking water wells in Lycoming County, XTO could face substantial regulatory fines and legal challenges. Cases of methane migration causing contamination have garnered some of the largest fines ever issued by the DEP.[31] Exxon has failed to substantially address the issue of methane contamination in its reporting.

In contrast to the minimal disclosures related to spills that the company references in its response letter and its 10K report, a more detailed reporting of allegations of violations consistent with the Proposal would show multiple Exxon spill episodes. Pennsylvania does not

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26 Thompson, D. June 16, 2011. "5 water wells, stream contaminated by methane." Williamsport Sun-Gazette. http://www.sungazette.com/page/content.detail/id/565249.html

27 June 17, 2011. "PA officials examine report of gas in wells," The Associated Press. http://www.businessweek.com/ap/financialnews/D9NTMPD00.htm

28 Thompson, D. June 16, 2011. "5 water wells, stream contaminated by methane." Williamsport Sun-Gazette. http://www.sungazette.com/page/content.detail/id/565249.html

29 Pennsylvania Department of Environmental Protection Oil and Gas Compliance Report System. Search Date Inspected: 5/28/2010. Operator: XTO Energy. (This case is Enforcement ID: 274602) http://www.depreportingservices.state.pa.us/ReportServer/Pages/ReportViewer.aspx?/Oil_Gas/OG_Compliance

30 Feb. 15, 2012. Pers. Communication between Lisa Sumi and Daniel Spadoni of the Pennsylvania Department of Environmental Protection.

31 In May 2011 DEP issued a $900,000 fine, the largest in DEP history, to Chesapeake Energy for improperly casing and cementing its wells, which led to methane contamination in 16 families' drinking water supplies."Hrin, E. May 18, 2011. "DEP fines Chesapeake $1.1M for violations; Chesapeake and DEP come to agreement," The Daily Review. http://thedailyreview.com/news/dep-fines-chesapeake-1-1m-for-violations-chesapeake-and-dep-come-to-agreement-1.1148316. In April 2010, Cabot Oil and Gas was fined $240,000 and the company was ordered to permanently shut three gas wells for failing to fix defective well casings that discharged natural gas into groundwater and contaminated the drinking water of 14 homes. Hurdle, J. April 15, 2010. "UPDATE 2 – Cabot Oil to plug 3 Marcellus gas wells, pay fine." Reuters. http://www.reuters.com/article/2010/04/15/cabotoil-idUSSGE63E0K620100415

keep a spills database. So the only publicly accessible data on spills are those that show up in the compliance report system. By examining the violations in the database it appears that there have been at least 16 spills between January 1, 2010 and December 31, 2011. These are shown in Table 2.

Table 2. XTO Spills and releases in Pennsylvania (2010 – 2011).[32]

INSPECTION DATE	PERMIT #	COUNTY	INSPECTION/ VIOLATION COMMENT	VIOLATION CODE	VIOLATION COMMENT	ENFORCEMT CODE
10/28/2011	063-32083	Indiana	At the time of inspection, brine and soap actively being discharged from well. . .well shut down.	91.34A - Failure to take all necessary measures to prevent spill. Inadequate diking, potential pollution		NOV - Notice of Violation
08/17/2011	081-20293	Lycoming	Production water spill about 20 gallons, reported in.	78.56(1) - Pit and tanks not constructed with sufficient capacity to contain pollutional substances.	Spill of produced water onto pad..	
06/02/2011	129-28380	Westmore-land	Site visit was in response to notification of a brine spill on the pad.	78.54 - Failure to properly control or dispose of industrial or residual waste to prevent pollution of the waters of the Commonwealth.		NOV - Notice of Violation
05/24/2011	No Permit Number in System		A frac-out was found along Hypocrite Creek Road. Discharge began sometime during the night. The boring work was stopped upon observance of the discharge.	102.22 - Failure to achieve permanent stabilization of earth disturbance activity.		NOV - Notice of Violation
04/07/2011	129-27952	Westmoreland	Frac tanks...inundated with water. . . overflowing onto well pad. Results of sample show elevated levels of: Magnesium, Manganese, Barium, Calcium, Iron, TDS, Sodium, Specific Conductivity, Potassium.	78.56(1) - Pit and tanks not constructed with sufficient capacity to contain pollutional substances.		NOV - Notice of Violation
04/06/2011	081-20224	Lycoming		301CSL - Stream discharge of IW, includes drill cuttings, oil, brine and/or silt	SWMA 6018.301 drilling mud residual waste discharge to ground.	
01/05/2011	081-20287	Lycoming		78.56(1) - Pit and tanks not constructed with sufficient capacity to contain pollutional substances.	78.56(a) Drill mud / cuttings on ground. Not contained	
12/18/2010	081-20402	Lycoming	Mineral spirits on ground	78.54 - Failure to properly control or dispose of industrial or residual waste to prevent pollution of the waters of the		

32 Pennsylvania Department of Environmental Protection. Oil and Gas Compliance Report System. Search Inspection Date: Jan. 1, 2010 to Dec. 31. 2011. Operator: XTO Energy. http://www.depreportingservices.state.pa.us/ReportServer/Pages/ReportViewer.aspx?/Oil_Gas/OG_Compliance

				Commonwealth.		
11/16/2010	081-20294	Lycoming		401CSL - Discharge of pollultional material to waters of Commonwealth.		NOV - Notice of Violation
10/26/2010	081-20300	Lycoming		401CSL - Discharge of pollultional material to waters of Commonwealth.		NOV - Notice of Violation
10/06/2010	081-20294	Lycoming	...cuttings/oil/grease on ground, pit has holes in liner	SWMA301 - Failure to properly store, transport, process or dispose of a residual waste.		
08/04/2010	129-28076	Westmore-land	...complaint that Tub Mill Run was cloudy and had a red color... Bentonite release had occurred while boring under the stream.	401CSL - Discharge of pollutional material to waters of Commonwealth.		NOV - Notice of Violation
05/27/2010	081-20196	Lycoming	JC-081-20196 insp, oil and flowback released to ground, potential for pollution to Pa waters.	301CSL - Stream discharge of IW, includes drill cuttings, oil, brine and/or silt	SWMA 6018.301 oil and flowback residual waste discharge to ground.	NOV - Notice of Violation
05/27/2010	081-20224	Lycoming	JC-081-20224 insp, drilling mud released to ground, potential for pollution to Pa waters,	301CSL - Stream discharge of IW, includes drill cuttings, oil, brine and/or silt	SWMA 6018.301 drilling mud residual waste discharge to ground.	NOV - Notice of Violation
05/27/2010	129-28075	Westmore-land	spill of about 5 barrels worth of frac fluids that escaped from a frac tank because the valve was not shut properly.	78.56PITCNST.	...release of about 5 barrels worth of frac fluids to the ground.	NOV - Notice of Violation
02/22/2010	081-20196	Lycoming	spill immediately cleaned up.	601.101 - O&G Act 223-General. Used only when a specific O&G Act code cannot be used	CSL 402(a) spill of drilling mud created potential for pollution.	NOV - Notice of Violation

At least two of these spills contaminated water. In November 2010 a 4,275-gallon produced water spill in Pennsylvania polluted an unnamed tributary to Sugar Run and a spring. Two private water wells were also contaminated by the spill."[33] (This spill does not appear to be in the database). And earlier that month XTO spilled bentonite into Tub Mill Creek, which is considered a priority watershed because of its richness in aquatic life.[34]

Violations and enforcement actions in other states

Most state oil and gas agencies do not have publicly accessible databases of violations, enforcement actions and penalties like the Pennsylvania DEP's Compliance Report System. So, without disclosure by the Company of penalties and allegations of violations by other oil

33 Donlin, P. Dec. 15, 2010. "Cleanup continues at Penn Township spill site," Williamsport Sun Gazette. http://www.sungazette.com/page/content.detail/id/557661/Cleanup-continues-at-Penn-Township-spill-site.html?nav=5011

34 Phraner, J. Nov. 4, 2010. "Texas drilling company cited for dumping waste." Pittsburgh Tribune Live. http://www.pittsburghlive.com/x/pittsburghtrib/news/westmoreland/s_707625.html

and gas agencies as requested by the Proposal, there is no way for shareholders to know the full extent of the cost of non-compliance incurred by the Company in most states where it has natural gas operations. Instead, the information available is much more fragmentary.

New Mexico

The Company has itself disclosed that on October 6, 2011, XTO paid $421,000 for air quality violations. More than 380 compressor engines lacked required "notices of intent" to emit air pollutants. The notices are needed for compressor engines that exceed 10 tons of air pollutants per year.[35] This penalty was reported in Exxon's Sept. 2011 10-Q filing.[36] However, a complete record of enforcement actions and notices of violation leading up to and following that penalty, as would be appropriate under the terms of the Proposal, has not been disclosed by the Company.

Texas

The Texas Environmental Quality does not have a database of violations on its website. In order to obtain this information, citizens must purchase a listing of permit violations that occurred during a specified time period.[37]

The Railroad Commission of Texas (RRC) does not have detailed information on oil and gas violations, but it does have a database that can be searched for actions that have been taken to stop production at oil and gas leases. Unlike many other states, the RRC has the ability to stop production at oil and gas well leases when operators are out of compliance with rules. The RRC does this by issuing severances or by sealing wells. When these severances/seals are issued, operators are required by law to halt production from the offending wells or leases.

Between January 1, 2010 and December 31, 2011, XTO was issued severance letters for 188 leases, and Exxon was issued 37 severances. As far as we could discern, the Company's lost revenues from these shut-in wells was not accounted for explicitly in its 10-K SEC filing for 2010.[38] A disclosure report that met the guidelines of the Proposal could go further to show the financial risk and impact of these enforcement actions.

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35 Oct. 6, 2011. "XTO pays $421,000 for air quality violations," New Mexico Business Weekly. http://www.bizjournals.com/albuquerque/news/2011/10/06/xto-pays-421000-for-air-quality.html

36 With respect to a matter previously reported in the Corporation's Form 10-Q for the second quarter of 2011, on October 4, 2011, XTO Energy Inc. (XTO), without admitting any factual or legal allegations, and the New Mexico Environment Department (NMED) agreed to a settlement for XTO's alleged violations of the New Mexico Air Quality Control Act and implementing regulations for failure to obtain appropriate permits or registrations for compressor engines and other equipment located at XTO operating sites within the state. XTO is in the process of applying for and obtaining appropriate permits and registrations for its equipment. The settlement, through a Stipulated Final Compliance Order, requires XTO to pay NMED $421,340 to resolve the matter.
Exxon Mobil Corporation. Form 10-Q (For the Quarterly Period Ended Sept. 30, 2011). Filed with the Securities and Exchange Commission.
http://www.sec.gov/Archives/edgar/data/34088/000119312511294424/d232655d10q.htmwtwo

37 Texas Commission on Environmental Quality website. TCEQ Data Clearinghouse. "Notices of Violation." http://www.tceq.texas.gov/adminservices/data/data.html#types

38 Exxon Mobil. Annual report (10-KA) filed with the Securities and Exchange Commission. Filed Feb. 28, 2011. http://www.sec.gov/Archives/edgar/data/34088/000119312511047394/d10k.htm#toc94192_5

Texas does not have a publicly accessible database on violations and penalties, so it is not possible to determine the extent of the Company's regulatory infractions in the state. Some details on XTO oil and gas violations and fines appear in media reports and from landowner accounts.

Enforcement Action November 30, 2010: On this date, the Company agreed to pay $17,250 in fines to the Railroad Commission of Texas for failing to properly report plugging procedures it used on the O'Connor wells.[39]

Additional concerns–blowouts and well control failures

Safety issues continue to be a concern to residents living close to natural gas facilities. There have been several high-profile incidents in the past several years that have intensified citizens concerns about well blowouts. For example, in June 2010, a well owned by EOG Resources in Clearfield County, Pennsylvania blew out. The well spewed gas and drilling fluid 75 feet into the air for 16 hours before crews were able to bring it under control.[40] And in April 2011, a Chesapeake Energy well in Bradford County, Pennsylvania blew out while the well was being hydraulically fractured, releasing thousands of gallons of fracturing chemicals onto nearby farm field and into a tributary of the Susquehanna River, and forcing the evacuation of nearby families.[41]

In 2009 and 2010 the Railroad Commission of Texas documented five XTO blowouts in those years. Two of them led to the evacuation of nearby residents. The following information is from the Railroad Commission of Texas on XTO's blowouts:[42]

- 12/8/2010. Elvin Barnett Well 9. Well kicked during drilling. Closed BOPs but they did not hold. According to news reports, "gas sprayed into the air and a voluntary evacuation was ordered for a quarter mile radius around the area," and classes at a Community Center were delayed.[43]
- 5/21/2010. Sibley Estate Well. After drilling out the plug the well came in blowing gas over the derrick crown. The BOPs were shut in but failed.
- 4/8/2010. University Blk. 9, Well 2H. Packer got stuck in BOP.
- 10/26/2009. New Horizons Well. Leaking packer was being snubbed out of the well when the tubing parted and well blew out.

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39 McClure, J. Feb. 1, 2011. "Exxon wins again, in oil field sabotage case," American Statesman. http://www.statesman.com/news/local/exxon-wins-again-in-oil-field-sabotage-case-1129605.html

40 Barnes, T. July 14, 2010. "2 drillers fined for Pennsylvania gas well blowout," Pittsburgh Post Gazette. http://www.post-gazette.com/pg/10195/1072546-454.stm

41 Legere, L. April 21, 2011. "After blowout, most evacuated families return to their homes in Bradford County," Times-Tribune. http://thetimes-tribune.com/news/after-blowout-most-evacuated-families-return-to-their-homes-in-bradford-county-1.1135253#axzz1mzY2QhVQ

42 Railroad Commission of Texas. "Blowouts and well control problems." http://www.rrc.state.tx.us/data/drilling/blowouts/allblowouts06-10.php

43 Falls, C. Dec. 8, 2010. "Gas well leak in Franklin delays classes." KBTX.com. http://www.kbtx.com/home/headlines/Gas_Well_Leak_in_Franklin__111515124.html

- 7/1/2009. Weatherby Unit Well 3H. Going into circulate clean when they hit a perf and the tubing failed. 12 residents evacuated and public roads to the lease closed.

Well control problems have also resulted in the deaths of XTO workers. In 2011, an XTO contractor was killed and two were injured in Kenedy County, Texas, when a valve on a wellhead blew off while they were working on it.[44] In 2006, a blowout at an XTO well in Forest Hill, Texas killed one worker and led to the evacuation of hundreds of nearby residents.[45]

The Company does not provide any information in the materials referenced in its Rebuttal to allay concerns about the dangers to communities and workers with respect to blowouts and well control problems. Or any potential liabilities involved with compensating workers' families when deaths occur due to blowouts or other accidents.

Chronic air emissions

The Company's statements regarding air emissions also seem to dramatically understate and fail to analyze long and short term risks associated with air emissions.

As the number of natural gas wells has increased over the past decade, the contribution of natural gas extraction to declining regional air quality has created concern for residents in various states. In Wyoming' Sublette County, which has a population of less than 10,000 people, thousands of gas wells have contributed to air quality that is worse than Los Angeles.[46] In Colorado, air emissions from oil and gas operations were found to be contributing as much as 97% of the smog-forming compounds from stationary sources in some Colorado counties.[47]

In 2009, Dr. Al Armendariz at Southern Methodist University studied the air pollution impacts of gas extraction in the Barnett Shale. He estimated that natural gas extraction activities produced almost as much smog-forming pollution as all motor vehicles operating in the nine-county Dallas-Fort Worth Metropolitan area.[48]

In addition to smog-forming pollutants, natural gas extraction emits other air contaminants that can affect human health, such as benzene and other volatile organic compounds. In April 2011, the Earthworks Oil and Gas Accountability Project, an NGO, released a report entitled *Flowback – How the Texas Natural Gas Boom Affects Health and Safety*.[49] The report

44 Essex, A. September 9, 2011. "Worker killed in gas well accident." http://www.brownsvilleherald.com/news/norias-130999-well-worker.html
45 April 22, 2006. "Gas well capped after blowout," WFAA-TV. Story reprinted at: http://tech.groups.yahoo.com/group/safepipelines/message/7254
46 Carswell, C. Sept. 5, 2011. "EPA aims to clean up polluted air in Western gas fields," High Country News. http://www.hcn.org/issues/43.15/epa-aims-to-clean-up-polluted-air-in-western-gas-fields
47 Earthworks website. "Colorado Air Pollution from Oil and Gas." http://www.earthworksaction.org/issues/detail/colorado_air_pollution_from_oil_and_gas
48 Lee, M. June 8, 2009. "SMU prof was right about Barnett Shale pollution," Star-Telegram. http://www.smu.edu/News/2009/al-armendariz-fwst-8june2009
49 Earthworks. Flowback – How the Texas Natural Gas Boom Affects Health and Safety.

includes a study on air pollutants and health issues in a Texas town called Dish. Residents of Dish live near natural gas facilities (wells, compressors, pipelines) located in the Barnett Shale. In 2009, air sampling revealed hazardous pollution – including benzene and related compounds – in the town at levels exceeding state safety guidelines. Further testing found many of these same contaminants in residents' blood. Wilma Subra, a chemist on the board of the organization Earthworks, said, "What is most revealing is that the community is reporting health symptoms that overlap significantly with the known health effects of chemicals already detected."[50]

In July 2011, Global Community Monitor, an NGO, released a report *Gassed – Citizen investigation of toxic air pollution from natural gas development*. The report found that in Northwest New Mexico, the switch from drilling for oil to drilling for natural gas has brought more severe and more frequent odor incidents causing health effects in communities. Residents commonly report headaches, nausea, dizziness, and nose, eye and throat irritation during odor events. XTO, BP and several other companies operate in the area.[51]

The *Dallas Morning News* (the reference for the speech cited in the Company's letter) reports that:

> *Tillerson acknowledged at the company's annual shareholder meeting that hydraulic fracturing, a technique used in North Texas and elsewhere on wells, has risks, such as air pollution and water handling... to concerns about air pollution, Tillerson said: We need to go out and get data. We have solutions once we understand what the problem is and our contribution."*[52]

The comment "We need to go out and get data," suggests that Exxon has not analyzed the health or financial risks of air emissions from its operations.

Non-Exxon data suggest that financial costs of Exxon/XTO emissions may be enormous. The *Dallas Morning News* article cited above states that a local Texas environmental group "Downwinders at Risk published on Wednesday shows the producers in North Texas lose $52 million in natural gas each year to leaks that could be fixed."[53] Video images filmed by the

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http://www.earthworksaction.org/library/detail/natural_gas_flowback

50 Earthworks. Dec. 16, 2009. "Groups, Town of DISH urge Texas regulators to act immediately on behalf of impacted citizens," Press Release. http://www.earthworksaction.org/media/detail/community_health_survey_shows_shale_gas_threatens_human_health

51 Global Community Monitor. July 2011. Gassed– Citizen investigation of toxic air pollution from natural gas development. http://www.gcmonitor.org/article.php?id=1339

52 Souder, E. May 25, 2011. "Exxon CEO defends natural gas drilling against activists' warnings," Dallas Morning News. http://www.dallasnews.com/business/energy/20110525-exxon-ceo-defends-natural-gas-drilling-against-activists-warnings.ece

53 Souder, E. May 25, 2011. "Exxon CEO defends natural gas drilling against activists' warnings," Dallas Morning News. http://www.dallasnews.com/business/energy/20110525-exxon-ceo-defends-natural-gas-drilling-against-activists-warnings.ece

Texas Commission on Environmental Quality show a variety of natural gas leaks from an XTO gas well in Denton, TX.[54]

Instead of detailing community concerns and related financial and operational risks relative to air emissions, the Company's disclosure in this area is limited to generic disclosures.

Moratoriums

The Company does note that there are moratoriums in some areas, however its existing reporting makes it impossible for shareholders to discern the relative risk and impact on the Company, which is the principal thrust of the proposal and its guidelines. The Company's reporting neglects to discuss the effect on its own assets and operations of moratoriums it has mentioned despite the focus of the proposal on short and long term risks and impacts on particular facilities and operations.

Company Letter: *"In the case of moratoriums on licensing, exploration or operations, the Company's website provides a summary about moratoriums and identifies cities, states and countries that have "placed a moratorium on hydraulic fracturing or banned it: New York state, Pittsburgh, Quebec, France, Germany, and South Africa."*[10]

The letter cites a speech by Jack Williams, President of XTO Energy (the Exxon subsidiary) at the Society for Petroleum Engineer's Conference in Houston, Texas in June 2011. In the speech, Williams' only comment regarding moratoriums was:

> *It has become commonplace to see press articles stating that another city, state, province or country has either placed a moratorium on hydraulic fracturing or banned it: New York state, Pittsburgh, Quebec, France, Germany, and South Africa to name a few.*
>
> *In April, XTO experienced our own setback in the city of Southlake, TX. Our plan was to develop three sites in the area and connect them with one pipeline. We presented our plan, along with data on the economic benefits the project would provide to the city.*
>
> *The opposition, though, proved that fear-based propaganda could win over the City. Two of the well sites were denied, making the project economically unfeasible. And more than 5,200 lessors won't receive royalties. The City now has a temporary moratorium on the issuance of new permits.*[55]

---

54 Images were filmed using a FLIR camera, which shows real-time thermal images of gas leaks. Tim DOty and Tery Whitely. August 2009. Video posted at: http://baddish.blogspot.com/2012/02/xto-well-site-in-denton-tx.html

55 Williams, J. June 14, 2011. "Shale Gas: The Keys to Unlocking its Fully Potential." Speech delivered at the SPE Unconventional Gas Conference in Houston, Texas. http://www.Exxon Mobil.com/Corporate/news_speeches_20110614_jwilliams.aspx

While Williams mentions the effect of one moratorium (South Lake, TX) on Exxon/XTO operations, his comments do not address the financial implication of this moratorium on the company. Although stating that "more than 5,200 lessors won't receive royalties," Williams fails to mention how much money Exxon invested in those leases, and does not disclose the lost revenue to Exxon and its shareholders because those wells will not produce gas.

According to the *Star-Telegram*, some XTO lease offers in Southlake were reported to range from $5,000 to as much as $18,500 per acre.[56] But it is not clear how many acres XTO had leased in Southlake.

Williams does not mention the real and potential financial implications of other moratoriums on Exxon's operations either, such as the Dallas moratorium.

In May 2011 the *Dallas Morning News* reported that "The anti-drilling movement is beginning to have an effect on the natural gas industry, which has had to slow down and even cancel some projects. XTO Energy, owned by Exxon Mobil Corp., halted plans to drill in Southlake, and after paying millions of dollars to lease city land, <u>now must wait for Dallas to rewrite drilling ordinances.</u>"[57] <u>[emphasis added]</u>

In 2008, XTO and Trinity East Energy leased land from the City of Dallas for $34 million. Almost two years later, XTO requested permits to drill several wells at Hensley Field - city owned property in west Dallas. In response to lobbying by neighborhood groups, Dallas suspended issuing drilling permits to XTO Energy and Trinity East,[58] and formed a Drilling Task Force.[59] The Task Force is in the process of developing recommendations on oil and gas regulations, which will then be approved or changed by Dallas City Council. According to an oil and gas industry attorney, one of recommendations developed by the Task Force, a 300-foot setback stipulation, would rule out all but a dozen or so sites pending city zoning approval, including planned sites at Hensley Field.[60] Depending on the outcome of new oil and gas regulations in Dallas, XTO's investment in Dallas leases may go the way of its Southlake investment. **This entire issue is underreported, if it is even disclosed at all, by the Company.**

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56 Nishimura, S. Feb. 29, 2008. "White Chapel (Southlake) group sees competition," AND Wethe, D. May 9, 2008. "More Southlake rivalry between Chesapeake and XTO," Star-Telegram. http://blogs.star-telegram.com/barnett_shale/southlake/

57 Gwynne, S.C., Souder, E., and Jacobson, G. May 15, 2011. "In midst of gas boom anti-drilling movement gains ground," Dallas Morning News. http://www.dallasnews.com/business/energy/20110515-in-midst-of-gas-boom-anti-drilling-movement-gains-ground.ece

58 Gwynne, S.C., Souder, E., and Jacobson, G. May 15, 2011. "In midst of gas boom anti-drilling movement gains ground," Dallas Morning News. http://www.dallasnews.com/business/energy/20110515-in-midst-of-gas-boom-anti-drilling-movement-gains-ground.ece

59 Austin, B.J. Aug. 3, 2011. "Dallas gas drilling task force hears from citizens," KERA News. http://keranews.org/post/dallas-gas-drilling-task-force-hears-citizens AND May 17, 2011. Editorial. "Despite industry protests, go-slow drilling plan is right one," Dallas Morning News. http://www.dallasnews.com/opinion/editorials/20110516-editorial-despite-industry-protests-go-slow-drilling-plan-is-right-one.ece

60 Minora, L. Jan. 20, 2012. "Drilling industry reps not thrilled with latest Dallas Task Force Recommendations," Dallas Observer. http://blogs.dallasobserver.com/unfairpark/2012/01/drilling_industry_reps_not_thr.php

In the Company's letter it states that: "*The Company's website also discusses the negative economic impacts that New York state's moratorium on hydraulic fracturing has caused.*"[11]

On August 3, 2010, the New York State Senate passed a measure to ban hydraulic fracturing in deep, horizontal gas wells until May 15, 2011 to provide the state's Department of Environmental Conservation more time to finish its review of the potential impacts of shale gas drilling, and develop new permitting guidelines.[61]

The Company's letter cites a company blog entitled, "Some New York residents cross the border for jobs." This blog posting discusses regional economic benefits that have occurred in Pennsylvania, such as the creation of jobs, and claims that New York has missed out on these benefits by passing a moratorium. While this may be of casual interest to shareholders it is not responsive to the core question asked by the proposal regarding the operational and financial risks posed by drilling moratoriums.

Additionally, nowhere in its literature does Exxon analyze the extent to which moratoriums often result in development of more stringent local regulations. For example, in the City of Flower Mound, Texas citizen pressure resulted in a 6-month moratorium (effective in June 2010) on pipelines and centralized waste facilities, and a 90-day ban on drilling permits and gas production. The Council created a committee to advise Flower Mound on how gas drilling should be regulated.[62] In September 2010, the council extended the moratoriums for another 45 days to allow the town's Oil and Gas Advisory Board time to complete a review of oil and gas ordinances.[63] The moratoriums were extended again until July 2011, when a new ordinance took effect. The new oil and gas rules required 1,500-foot setbacks from residences, monitoring requirements such as water well testing, pre- and post-drilling soil sampling, air quality monitoring, the establishment of noise limits, and numerous other stipulations to reduce the impact on Flower Mound residents during gas drilling, hydraulic fracturing and production.[64]

Similarly, the city of Southlake adopted a 180-day moratorium on new gas drilling permits.[65] In June 2011 the council extended the moratorium for another 120 days.[66] The oil and gas ordinance that was created during the moratorium period requires a 1000-foot setback from

61 August 4, 2010. "Natural gas drilling moratorium passes New York Senate." Syracuse.com. http://www.syracuse.com/news/index.ssf/2010/08/gas_drilling_moratorium_passes.html
62 Kofler, S. June 8, 2010. "Flower Mound passes gas drilling moratorium," KERA News. http://keranews.org/post/flower-mound-passes-gas-drilling-moratorium
63 Hundley, W. September 9, 2010. "Flower Mound extends moratorium on permits for natural gas drilling," Dallas Morning News.http://www.dallasnews.com/news/community-news/flower-mound/headlines/20100908-Flower-Mound-extends-moratorium-on-permits-8006.ece
64 July 18, 2011. "Flower Mound adopts new gas well and pipelines ordinances," Cross Timbers Gazette. http://www.crosstimbersgazette.com/local-news/1714-flower-mound-adopts-new-gas-well-and-pipeline-ordinances.html
65 Sakelaris, N. Feb. 23, 2011. "Southlake approves first gas well," Star-Telegram.http://www.star-telegram.com/2011/02/23/2869539/southlake-approves-first-gas-well.html
66 Sakelaris, N. June 22, 2011. "Southlake extends gas drilling moratorium," Star-Telegram. http://www.star-telegram.com/2011/06/21/3169997/southlake-extends-gas-drilling.html

habitable structures and from the property line of schools and hospitals, prohibits earthen drilling pits, requires low toxicity drilling fluids, bans fracturing fluid waste ponds within city limits, bans drilling in environmentally sensitive areas,[67] and the ordinance was later amended to prohibit hydraulic fracturing during the summer months.[68]

In 2011, both New Jersey[69] and Maryland[70] passed statewide holds on drilling in order to study the impacts and consider how to strengthen regulations.

In contrast to the short list from the Company, the Food and Water Watch website provides a list of 150 local or state actions (resolutions or ordinances to ban or impose moratoriums) that have been passed with respect to drilling and hydraulic fracturing in communities. These actions have taken place in 13 states across the country.[71] Table 3 shows all of these moratoriums as well as some that are not on the Food and Water Watch site (these additional ones are directly footnoted below).

Table 3. Moratoriums passed in the U.S.

State	Communities			Boroughs/ Township/Counties	Other
California	•Berkeley				
Colorado	•Colorado Springs	•Commerce City[72] •Longmont		•Boulder County •El Paso County[73]	
Maryland	•Mountain Lake Park				
Michigan	•Detroit •Ferndale			•Wayne County	
New Jersey	•Bethlehem	•Readington		•Clinton Township	•State-wide

67 Article IV, Chapter 9.5 of the Southlake City Code. Gas & Oil Well Drilling and Production. http://www.cityofsouthlake.com/SiteContent/70/documents/Departments/PlanningDevServices/Gas/Codified_880A.pdf

68 Ordinance 880-B. An Ordinance of the City of Southlake Texas Amending Ordinance 880-A. Gas & Oil Well Drilling and Production of Chapter 95 Article IV of the Southlake City Code. Sec 95243. Operations and equipment practices and standards. http://www.cityofsouthlake.com/SiteContent/70/documents/Departments/PlanningDevServices/Gas/0880BSigned.pdf

69 New Jersey Governor Chris Christie imposed a one-year moratorium on hydraulic fracturing for natural gas in the state, pending more research into its safety. Hurdle, J. Aug. 30, 2011. "Governor Christie puts a one year moratorium on fracking in NJ." Business Insider. http://www.businessinsider.com/bans-on-natural-gas-fracking-spread-2011-8

70 Governor issued an Executive Order calling for a study on natural gas drilling to explore potential taxing approaches, safety regulations and environmental standards for drilling. According to the Washington Times, "Maryland's study places an effective three-year moratorium within the state. Hill, D. June 12, 2011. "O'Malley's executive order that halts fracking seen as political maneuver," Washington Times. http://www.washingtontimes.com/news/2011/jun/12/omalleys-executive-order-halts-fracking-seen-polit/

71 Site includes links to the resolutions and ordinances. Food and Water Watch. "Local actions against fracking." http://www.foodandwaterwatch.org/water/fracking/fracking-action-center/local-action-documents/

72 Stanley, D. Jan. 24, 2012. "Commerce City continues drilling moratorium," ABC 7News. http://www.thedenverchannel.com/news/30285558/detail.html

73 "Modified the moratorium to enable the [development services] department to take applications for temporary exploration activities . . .still not accepting applications for production." Oct. 27, 2011. "El Paso County partially lifts drilling moratorium," Colorado Energy News. http://coloradoenergynews.com/2011/10/el-paso-county-partially-lifts-drilling-moratorium/

	•Byram •Clinton •Closter •Highland Park •Holland •New Brunswick	•Red Bank •Secaucus •Stillwater •Trenton		•Delaware Township •Franklin Township •Princetown Township •Princeton Borough	moratorium on fracking activity in the state.[74] •Musconetcong River Management Council
New York	•Albany •Alfred •Andes •Auburn •Augusta •Barrington •Benton •Binghamton •Buffalo •Brighton •Camillus •Canadaigua •Cherry Valley •Cochecton •Cooperstown •Cortlandville •Conesus •Danby •Dewitt •Dryden •Elbridge •Fabius •Freeville	•Geneva •Gorham •Highland •Ithaca Town •Ithaca City •Jerusalum •Kirkland •Lebanon •Livonia •Lumberland •Marshall •Marcellus •Middlefield •Middlesex •Milford Town Milo Town •Naples Village •New Hartford •New Lisbon •New York City •Niles •Oneota •Onondaga Town	•Otsego Town •Otisco •Paris •Rensselaerville •Rome •Saugerties •Sharon •Skaneateles •South Brisol •Spafford •Springfields •Syracuse •Torrey Tully Tusten •Utica •Ulysses •Virgil •Vernon •Wales Town •Westmoreland •West Bloomfield •Whitesboro	•Cayuga County •Cortland County •Onondaga County •Ontario County •Putnam County •Rockland County •Sullivan County Tompkins County •Ulster County •Westchester County •Yates County	•Canandaigua Lake Watershed Association •New York State
N. Carolina	•Creedmoor				
Ohio	•Amesville •Athens •Burton •Canal Fulton •Canton	•Columbiana •Garrettsville •Girard •Hartville	•Munroe Falls •North Canton •Yellow Springs •Youngstown	•Hinckley Township •Medina Township •Plain Township	
Pennsylvania	•Baldwin •Easton •Forest Hills •Harveys Lake •Murraysville	•New Hope •Philadelphia •Phoenixville •Pittsburgh	•South Fayette (ban)[75] •W. Homestead •Wilkinsburg	•Media Borough •State College Borough	•Buckingham Township Civic Association
Texas	•Bartonville •Dallas[76]	•Denton[77] •Flower Mound	•Grand Prairie[78] •South Lake[79]		

74 Hurdle, J. Aug. 30, 2011. "Governor Christie puts a one year moratorium on fracking in NJ." Business Insider. http://www.businessinsider.com/bans-on-natural-gas-fracking-spread-2011-8

75 Bans natural gas drilling in residential and conservation areas, including neighborhoods, farms and public parks. Iglar, A. Nov. 18, 2010. "Marcellus Shale drilling banned in some areas of South Fayette," Pittsburgh Post-Gazette. http://www.post-gazette.com/pg/10322/1104009-57.stm

76 Gwynne, S.C., Souder, E., and Jacobson, G. May 15, 2011. "In midst of gas boom anti-drilling movement gains ground," Dallas Morning News. http://www.dallasnews.com/business/energy/20110515-in-midst-of-gas-boom-anti-drilling-movement-gains-ground.ece

77 Brown, L. Feb. 8, 2012. "Drilling permit moratorium passes," Denton Record-Chronicle. http://www.dentonrc.com/sharedcontent/dws/drc/localnews/stories/DRC_Moratorium_0208.455ccee53.html

West Virginia	•Lewisburg •Morgantown (overturned)	Wellsburg (repealed)			•Pocahontas County Free Libraries
Wyoming					•Bridger-Teton National Forest
Virginia	•Staunton			•Shenandoah County	

In addition to these existing moratoriums, there have been very recent calls for more drilling moratoriums. On January 10, 2012, "Buoyed by rising concern after 11 earthquakes that rocked the Youngstown area, Democrats joined environmentalists on the Statehouse steps Tuesday to call for a halt to oil and gas drilling in Ohio's deep shale formations."[80]

It is highly likely that a number of these moratoriums and the resulting tougher regulations will directly impact Exxon investments, but no details on how the company might be affected are provided in any of Exxon's disclosure documents.

Forward-Looking Issue Of Financial or Operational Risks to Particular Operations, Facilities and Plans From Proposed Federal or State Laws or Regulations

The Proposal requests: "financial or operational risks to particular operations, facilities and plans from proposed federal or state laws or regulations, including moratoriums on fracking."

In 2010, when Exxon was considering a merger with XTO, a major shale gas company, Exxon's negotiated a deal that allowed the company to void its purchase if Congress prohibited fracturing or added regulations that would make the wells "commercially impracticable."[81] That year, a federal law related to hydraulic fracturing did not pass.

Since that time, however, there have been numerous state rules on hydraulic fracturing and other federal rules that are likely to increase regulatory requirements on companies developing shale gas (and conventional natural gas and oil resources).

With respect to new regulations, the Company stated in its letter: *"The Company included a risk factor in its Form 10-K for the year ended December 31, 2010 regarding the risks posed by laws and regulations:*

> *Regulatory and litigation risks. Even in countries with well-developed legal*

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78 Norris, M. Nov. 18, 2010. "Grand Prairie City Council approves 180-day moratorium on gas-drilling permits," Dallas Morning News. http://www.dallasnews.com/news/community-news/grand-prairie/headlines/20101118-grand-prairie-city-council-approves-180-day-moratorium-on-gas-drilling-permits.ece

79 Sakelaris, N. June 22, 2011. "Southlake extends gas drilling moratorium," Star-Telegram. http://www.star-telegram.com/2011/06/21/3169997/southlake-extends-gas-drilling.html

80 Jan. 10, 2012. "Drilling opponents rally at Statehouse for fracking moratorium," Gongwer News Service. Reprinted at: http://ohiocitizen.org/?p=11363

81 Michaels, D. January 20, 2010. "Exxon defends XTO Energy deal, warns against new regulation on hydraulic fracturing," Dallas Morning News. http://www.dallasnews.com/business/headlines/20100120-Exxon-defends-XTO-Energy-deal-8943.ece

> *systems where Exxon Mobil does business, we* ***remain exposed to changes in law*** *(including changes that result from international treaties and accords) that could adversely affect our results, such as increases in taxes or government royalty rates (including retroactive claims); price controls;* ***changes in environmental regulations or other laws that increase our cost of compliance or reduce or delay available business opportunities*** *(including changes in laws related to offshore drilling operations, water use, or hydraulic fracturing); adoption of regulations mandating the use of alternative fuels or uncompetitive fuel components; government actions to cancel contracts or renegotiate terms unilaterally; and expropriation. Legal remedies available to compensate us for expropriation or other takings may be inadequate...."*

This scant statement does not provide adequate detail to present shareholders with an understanding of the financial or operational risks from proposed regulations. It does not represent substantial implementation of the request for disclosure of the impacts of these various regulations on the company's natural gas related operations.

As seen below, there are numerous regulations that have passed recently, as well as state and federal regulations that are pending. Yet there has been no assessment by Exxon as to whether or not the suite of new and pending regulations may make some of its wells "commercially impracticable" despite the concern expressed about this possibility during the merger with XTO.

Proposed federal rules that may affect Exxon's natural gas operations

In August 2011, a Department of Energy (DOE) panel issued recommendations related to safety and environmental impact of drilling in shale formations. According to the *New York Times*, "The seven-member Natural Gas Subcommittee called for better tracking and more careful disposal of the waste that comes up from wells, stricter standards on air pollution and greenhouse gases associated with drilling, and the creation of a federal database so the public can better monitor drilling operations. The report also called for companies to eliminate diesel fuel from their fracking fluid because it includes carcinogenic chemicals, and for companies and regulators to disclose the full list of ingredients used in fracking."[82] While no regulations were proposed by the panel, the DOE report has influenced some of the EPA rules mentioned below.

EPA Oil and Gas Air Standards. In July 2011 the Environmental Protection Agency (EPA) proposed what it called "a suite of highly cost-effective standards to reduce emissions of smog-forming volatile organic compounds (VOCs) and air toxics from the oil and natural gas industry [that] can cause cancer."[83] The final rule is to be released in April 2012. The

82 Brown, R. and Urbina, I. August 10, 2011. "Panel seeks stiffer rules for drilling of gas wells," New York Times. http://www.nytimes.com/2011/08/11/us/11natgas.html
83 U.S. Environmental Protection Agency. Oil and Gas Air Pollution Standards – Regulatory Actions. http://epa.gov/airquality/oilandgas/actions.html

American Petroleum Institute contends the rule will be "overly burdensome."[84] Others, like Texas state representative Lon Burnam, however, showed up at EPA hearings to encourage the agency to "protect public health by placing reasonable limits on air pollution that will both reduce emissions and increase industry revenues."[85]

The proposed rules would apply to the more than 25,000 wells that are fractured and refractured each year, as well as to storage tanks and other equipment found at well sites, compressors and natural gas processing plants.[86]

EPA has estimated per unit costs for the various proposed requirements. Some examples of costs include: $21,871 to fix equipment leaks at a well pad; $33,884 to fix equipment leaks at a natural gas processing plant; $13,956 to fix storage vessels, and so on.[87]

The Company's letter and referenced materials do not include any estimates of the number of its well pads and other facilities that may be affected by this rule, or the potential total costs involved in complying with the rule.

EPA Diesel Guidance. EPA is developing permitting guidance for hydraulic fracturing activities that use diesel fuels in fracturing fluids. In May 2011 EPA held a series of webinars to explain EPA's strategy to address use of diesel fuels in hydraulic fracturing, and accepted input from stakeholders on development of the guidance.[88] The need for permitting guidance was highlighted by a congressional investigation that found that oil and gas service companies injected over 32 million gallons of diesel fuel or hydraulic fracturing fluids containing diesel fuel in wells in 19 states between 2005 and 2009, but no companies obtained permits for diesel fuel use in hydraulic fracturing, "which appears to be a violation of the *Safe Drinking Water Act*."[89]

New EPA guidance on the use of diesel fuel in hydraulic fracturing may appear early in 2012,

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84 Klimasinska, K. Dec. 1, 2011. "Fracturing-pollution rule to burden gas producers, API says," Bloomberg. http://mobile.bloomberg.com/news/2011-12-01/fracturing-pollution-rule-to-burden-u-s-gas-producers-api-says
85 Ball, L. Sept. 29, 2011. "EPA holds hearing in Texas on natural gas drilling," Associated Press. http://www.businessweek.com/ap/financialnews/D9Q2F1SO1.htm
86 According to the EPA, The majority of new wells drilled today produce gas, and the majority of those new wells use a process known as hydraulic fracturing or "fracking." An estimated 11,400 new wells are fractured each year; another 14,000 are re-fractured to stimulate production or to produce natural gas from a different production zone.
U.S. Environmental Protection Agency. Proposed Amendments to Air Regulations for the Oil and Natural Gas Industry. http://epa.gov/airquality/oilandgas/pdfs/20110728factsheet.pdf
87 U.S. Environmental Protection Agency. July 2011. Regulatory Impact Analysis – Proposed New Source Performance Standards and Amendments to the National Emissions Standards for Hazardous Air Pollutants for the Oil and Natural Gas Industry. Table 3-2. Summary of Capital and Annualized Costs per Unit for NSPS Emissions. p. 3-15. http://www.epa.gov/ttnecas1/regdata/RIAs/oilnaturalgasfinalria.pdf
88 U.S. Environmental Protection Agency. "Underground Injection Control Guidance for Permitting Oil and Natural Gas Hydraulic Fracturing Activities Using Diesel Fuel. http://water.epa.gov/type/groundwater/uic/class2/hydraulicfracturing/wells_hydroout.cfm
89 Committee on Energy and Commerce (Democrats). Jan. 31, 2011. "Waxman, Markey and DeGette investigation finds diesel in hydraulic fracturing fluids." http://democrats.energycommerce.house.gov/index.php?q=news/waxman-markey-and-degette-investigation-finds-continued-use-of-diesel-in-hydraulic-fracturing-f

and according to a bi-partisan group of Senators "the guidance could have serious effects on states' primacy as well as create burdensome permitting requirements that could have widespread implications for oil and gas development across the country."[90]

There is no mention of the EPA diesel guidance is in **Exxon's Rebuttal** materials.

EPA Wastewater Rule: In October 2011 EPA announced that it plans to develop new rules over the next three years for disposing of natural gas drilling wastewater. Coal bed methane wastewater standards are expected in 2013, and rules for shale gas wastewater in 2014.[91] The agency said the proposal reflects recommendations in the U.S. secretary of energy's advisory board report. Among that panel's August suggestions was that agencies "should review and modernize" rules regarding protection of ground and surface water.[92]

The Company's letter and referenced materials do not mention pending EPA wastewater rules or assess the related costs and risks.

U.S. Bureau of Land Management hydraulic fracturing regulations. According to Climate News, this rule is stronger than most state laws with respect to chemical disclosure.[93] Exxon has numerous oil and gas leases on federal lands that would be affected by proposed hydraulic fracturing regulations proposed by the BLM.

According to the Environmental Working Group, in 2004, Exxon was ranked 12th in terms of the total acres of federal lands leased for oil and gas development in the Western states. That year, Exxon had 734,004 acres of land leased for oil and gas development in California, Colorado, Montana, New Mexico, Utah and Wyoming.[94] As of February 2012, Exxon held 638,000 acres of oil and gas leases on Western federal lands.[95]

State Regulations

The Sierra Club has a website that tracks some recent state efforts to strengthen state regulations related to a variety of oil and gas requirements for casing, cementing, pit construction, air permitting, wastewater discharge, water quality, and chemical disclosure. The

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90 U.S. Senate Committee on Environment and Public Works website. "Bipartisan group of Senators express concern about EPA's overly broad diesel fuel definition." http://epw.senate.gov/public/index.cfm?FuseAction=Minority.PressReleases&ContentRecord_id=6158116e-802a-23ad-4dad-6c99e85591a2

91 Olson, L. and Templeton, D. Oct. 21, 2011. "EPA to control fracking fluids disposal," Pittsburgh Post-Gazette. http://www.post-gazette.com/pg/11294/1183693-454-0.stm?cmpid=localstate.xml#ixzz1mxszAb2p

92 Id.

93 Song, L. Feb. 15, 2012. "Secrecy loophole could still weaken BLM's tougher fracking regs," Inside Climate News. http://insideclimatenews.org/news/20120215/blm-fracking-chemicals-disclosure-hydraulic-fracturing-proprietary-natural-gas-drilling

94 Environmental Working Group. "Who Owns the West?" Exxon Mobil. (This site has not been updated since 2004). http://www.ewg.org/oil_and_gas/leaseholder.php?cust_id=-2091312

95 Bureau of Land Management. Land and Mineral Legacy Rehost 2000 System. "Oil and Gas Leases Issued." Query Wyoming, Colorado, Montana, California, Utah, New Mexico. 05/27/1946 to 02/14/2012. Tallied acreage held by Exxon Mobil, XTO and Aera Energy, which is Exxon's California oil and gas subsidiary. http://www.blm.gov/lr2000/

site includes 21 different regulatory efforts in nine states (Arkansas, Colorado, New York, Ohio, Pennsylvania, Tennessee, Texas, West Virginia and Wyoming) that have been enacted or are in process as of 2010.[96]

Some of these are discussed below to show that state regulations have the potential to affect Exxon's operations.

<u>State Rules on Hydraulic Fracturing Disclosure</u>

In the absence of a federal rule to regulate hydraulic fracturing many states have stepped in to create new rules to require the disclosure of chemicals used during the hydraulic fracturing process. The most stringent rule on the disclosure of hydraulic fracturing chemicals was enacted by Colorado in 2012, and takes effect in April 2012.[97] Exxon/XTO has oil and gas operations in many gas fields in Colorado (e.g., the Piceance Basin, San Juan Basin, Raton Basin). Other states with hydraulic fracturing chemical disclosure rules include Pennsylvania, Wyoming, Arkansas, Louisiana, Texas and Montana (where Exxon has major oil and gas operations), as well as Ohio and Michigan.[98]

<u>New York State – regulatory issues delay and may ultimately prevent XTO from drilling on some of its leases</u>

XTO holds a significant number of gas leases in New York State. According to Dewey Decker of the Deposit Coalition, the 500-member coalition leased 45,000 acres to XTO Energy for $110 million in 2008. More than 80 percent of the XTO leases with the coalition are under the regulatory jurisdiction of the Delaware River Basin Commission (DRBC), and 15 percent are in the New York City Watershed.[99]

In 2011, XTO applied to the DRBC for a permit to withdraw 250,000 gallons of water per day from Oquaga Creek in Broome County. At the time, *Energy in Depth* wrote about the importance of this water source to XTO: "This proposed withdrawal must be approved now to make it possible for XTO to make timely application later for natural gas development once regulations applying to that activity have been enacted. Such applications will require approved water sources."[100]

But in December 2011 the Delaware River Basin Commission (DRBC) decided it would not approve XTO's application or any other water withdrawals for natural gas until New York Department of Environmental Conservation completed its environmental review of its drilling

96 Sierra Club website. "FRAC: Fracking Regulatory Action Center. http://www.sierraclub.org/naturalgas/rulemaking/
97 Jaffe, M. December 13, 2011. "Hickenlooper: Colorado's frack fluid disclosure rule will be a model for the nation." Denver Post. http://www.denverpost.com/breakingnews/ci_19537142
98 Klimasinska, K. December 1, 2011. "Fracturing-Pollution rule to burden gas producers, API Says." Bloomberg. http://insideclimatenews.org/news/20120215/blm-fracking-chemicals-disclosure-hydraulic-fracturing-proprietary-natural-gas-drilling
99 July 10, 2011. "Gas firm wants to extend Southern Tier leases," Press Connects. http://www.pressconnects.com/article/20110710/NEWS11/107100338/Gas-firm-wants-extend-Southern-Tier-leases
100 May 26, 2011. "Battling hysteria – the XTO hearing," Energy in Depth. http://eidmarcellus.org/2011/05/26/battling-hysteria-the-xto-hearing/

regulations.[101] In February 2010 New York Governor Cuomo announced that the decision on whether to allow high-volume hydraulic fracturing in New York was still "a couple of months" away.[102]

But even if the DEC decides to permit high-volume hydraulic fracturing in the state, it's not clear that XTO will be able to develop the Deposit Coaltion leases that are in the Delaware River Basin.

In May 2011 the New York Attorney General sued the federal government for failing to fully consider the impacts of natural gas drilling in the Delaware Basin on the drinking water supplies of 9 million New York residents. Some of the concerns outlined by the suit include that hydraulic fracturing could contaminate water supplies with radioactive materials, heavy metals, methane and other chemicals, and specifically mentions that XTO's application to withdraw water for natural gas exploration could harm Oquaga Creek, "a stream known for excellent trout fishing, within Broome County, New York."[103]

The lawsuit argues that the federal government should not adopt natural gas drilling regulations proposed by the Delaware River Basin Committee until the government complies with its obligations under the *National Environmental Policy Act* (i.e., prepares an environmental impact statement and goes through a public review process). The suit also asks the government to pass regulations to ban natural gas development in the part of the river basin that includes New York City's watershed.

If this lawsuit is successful, it could further delay development of XTO leases located in the Delaware River Basin, and prevent the company from ever drilling on its leases located within the New York City watershed.

If the lawsuit is unsuccessful, it is possible that XTO still might be prevented from drilling gas wells on leases it holds in the New York City watershed, because the New York Department of Environmental Conservation (DEC) has recommended high-volume hydraulic fracturing be prohibited in the New York City and Skaneateles Lake watersheds. This recommendation was based on DEC's conclusions that "high-volume hydraulic fracturing poses the risk of causing significant adverse impacts to these irreplaceable water supplies."[104] As mentioned previously, New York is expected to

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101 Dec. 9, 2011. "No gas-drilling water permits in Delaware Basin," Press Connects. http://www.pressconnects.com/article/20111209/NEWS10/111209005/No-gas-drilling-water-permits-Delaware-River

102 Feb. 8, 2012. "Cuomo: Fracking decision 'couple months' away," Ithaca Journal. http://www.theithacajournal.com/article/20120208/NEWS01/202080339/Cuomo-Fracking-decision-couple-months-away?odyssey=tab|topnews|text|Local%20News

103 State of New York v. United States Army Corps of Engineers et al. Complaint filed May 31, 2011. http://www.eenews.net/assets/2011/06/01/document_gw_01.pdf

104 New York Department of Environmental Conservation. Revised Draft Supplemental Generic Environmental Impact Statement (SGEIS) on the Oil, Gas and Solution Mining Regulatory Program. (Well Permit Issuance for Horizontal Drilling and High-Volume Hydraulic Fracturing in the Marcellus Shale and Other Low-Permeability Gas Reservoirs). Sept. 2011. Page 7-55. http://www.dec.ny.gov/data/dmn/rdsgeisfull0911.pdf

make a decision on how to proceed with natural gas development within a couple of months.

Pennsylvania: XTO drills in floodplain, sparks changes in regulations.

In 2009, XTO and another company, Stone Energy, drilled Marcellus Shale wells in floodplains of two Pennsylvania waterways – Muncy Creek and Wyalusing Creek, respectively. In January 2010, heavy rains hit northern Pennsylvania and several streams and rivers experienced flooding events, including the creeks where the Stone Energy and the XTO wells were located.

Local environmental organizations and citizens were mobilized out of concern for the ability of these companies to locate wells in sensitive ecological area. "The handling of fracking chemicals and highly contaminated drilling wastewater in floodplains is an environmental disaster waiting to happen. It has to stop," said Matt Ehrhart of the Chesapeake Bay Foundation. "Permitting well pads in floodplains causes a very serious threat of pollution."[105]

Chesapeake Bay Foundation subsequently launched a lawsuit challenging the Pennsylvania DEP's permitting process, charging that permits were being expedited and were not receiving the scrutiny necessary to ensure that protections were in place to prevent pollution. In 2011, DEP announced it would "no longer offer expedited review of permit applications for projects that have the potential to discharge sediment and runoff to exceptional-value or high-quality watersheds, have well pads that lie within floodplains or would take place on contaminated lands."[106]

Forward-Looking Issue of Limitations Posed by Regional Water Supply or Waste Disposal Issues

The Proposal requests disclosure of "any limitations which regional water supply or waste disposal issues may place on operations or expansion."

The Company's letter states that:

> *"... the Supporting Statement requests disclosure of "any limitations which regional water supply or waste disposal issues may place on operations or expansion." The Company's proxy statement for its 2011 Annual Meeting of Shareholders discusses how the Company has reduced freshwater use in Piceance, Colorado and installed treatment systems to enable the Company to recycle water in the Marcellus region.[13] The Company's efforts to reduce the use of fresh water in the Piceance Basin are also noted on the Company's website.[14] In addition, the Company has disclosed on one of its websites that "[t]housands of horizontal gas wells have been drilled and completed*

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105 Chesapeake Bay Foundation website. "CBF and TU Call for Ban on Marcellus Gas Wells in Floodplains." Feb. 1, 2010. http://www.cbf.org/Page.aspx?pid=1651

106 Pennsylvania Department of Environmental Protection. Jan. 20, 2012. "DEP accepts public comment on oil and gas erosion control permits," News Release. http://www.portal.state.pa.us/portal/server.pt/community/newsroom/14287?id=19225&typeid=1

> *in and near municipalities and the water use has not been found to impact water available for residential, municipal, agricultural or industrial users. "[15] Finally, as stated above, the Company's most-recent Form 10-K contains a risk factor regarding potential changes in laws related to water use, and the Company's website and Corporate Citizenship Report provide information on the Company's commitment to reduce water use in the hydraulic fracturing process*

That response, and the supporting information cited by the Company, fails to capture the enormity of the water supply limitations facing the industry and in particular the impacts on and risks posed to the Company.

The Company's proxy statement for its 2011 Annual Meeting of Shareholders says that: *"Water use is an important element to unconventional gas development.* ***We are demonstrating leadership in our operations through the reuse of produced water to reduce freshwater requirements. [emphasis added]*** *In Piceance, Colorado, we reduced freshwater use by 45 percent, and associated water truck traffic by 90 percent. Our XTO operations in the Marcellus region are deploying closed loop systems for drilling fluids, and installing treatment systems in some areas to enable us to recycle flowback and produced water."*[107]

Louisiana water use

The state of Louisiana passed a law in 2010 to regulate surface water withdrawals in response to the shale-gas drilling boom in that state. According to a Louisiana Department of Natural Resources presentation, the law was developed in September 2010 because industry's "unprecedented use of enormous amounts of water" was creating the "potential for chaos and conflicts." The law places commercial and industrial uses such as oil and gas development as a third priority, after human consumption via a public water system or well, and agricultural uses.[108]

The Company has 240,000 acres of minerals leased in the Haynesville Shale gas play, which is located in Louisiana and East Texas. The company reports that in 2010 it produced 250 million cubic feet of gas from Haynesville shale wells. According to the Louisiana Department of Natural Resources, XTO has 14 wells that were completed in 2010 and 2011 and are producing gas, and 18 other wells that have been permitted or drilled but are not yet producing gas.[109]

The Company's letter does not mention where XTO got the water to fracture these wells, or how the 2010 law has affected or will affect the company.

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107 Exxon Mobil. Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934. Definitive proxy statements. Filed on April 13, 2011. p. 67.
http://www.sec.gov/Archives/edgar/data/34088/000119312511095944/ddef14a.htm#toc135137_27

108 Louisiana Department of Natural Resources. Sept. 16, 2010. Surface water management using cooperative agreements for withdrawal of running water of the state.
http://dnr.louisiana.gov/assets/docs/secretary/act955/ACT-955-meeting.pptx

109 Louisiana Department of Natural Resources. "Haynesville Shale Wells." Updated Feb. 10, 2012. Accessed Feb. 19, 2012. http://dnr.louisiana.gov/assets/OC/haynesville_shale/haynesville_20120210.xls

Texas water use

Drought conditions in Texas have led to a scarcity of water resources in some areas of the state. The *Wall Street Journal* reports that oil companies have long been exempt from most Texas state water rules and permitting requirements, but the state has begun to take a fresh look at the industry's ability to drill water wells wherever they have acquired rights to extract oil and gas. Texas oil regulators have convened a task force to look at a range of issues related to the Eagle Ford boom. "The No. 1 issue is water," says David Porter, a Republican member of the Railroad Commission of Texas, which regulates the oil industry and is seen as generally pro-development. "Everyone is concerned about water." The task force expects to issue recommendations on water in 2012.[110]

In the Company's letter and the materials cited therein (e.g., risk factors), there is no mention of the potential for waste regulations related to drilling in Texas, and therefore, no discussion on how these regulations might affect the company's operations or finances. Further, the severe water supply conditions in Texas are already impacting the Company and others, with inadequate disclosure of the impacts.

Barnett Shale and Eagle Ford Shale in Texas:

There are two shortcomings with respect to the Company's materials on water supply issues that pertain to its operations in Texas.

1. The Company failed to mention the drought occurring in the region, and the impact that drought is having on the competition between oil and gas companies and other water users for increasingly scarce water supplies.
2. The Company failed to convey how it is currently handling its water management in the Barnett Shale, where it produced 860 million cubic feet of gas in 2010, or in the Eagle Ford Shale, a newer play where Exxon reportedly holds 120,000 acres of leases for natural gas and oil.[111]

The Company failed to convey the severity of drought occurring in the region, and the impact that drought is having on the competition for increasingly scarce water supplies.

The Company's letter states that ***"[t]housands of horizontal gas wells have been drilled and completed in and near municipalities and the water use has not been found to impact water available for residential, municipal, agricultural or industrial users".[15]***

In contrast to this statement from the Company, the practical implication of the drought

110 Gold, R. and Campoy, A. Dec. 6, 2011. "Oil's growing thirst for water," Wall Street Journal. http://online.wsj.com/article/SB10001424052970204528204577009930222847246.html

111 Data from Exxon Mobil Corporation. 2010 Financial & Operating Review. p. 42, 44. http://www.Exxon Mobil.com/Corporate/Files/news_pubs_fo_2010.pdf AND Feb. 1, 2012. "Exxon Mobil - XTO Energy. Eagle Ford Shale website. http://www.eaglefordshale.com/companies/Exxon Mobil-xto-energy/ '(which describes that XTO's leases are spread over an area that includes gas wells that produce natural gas only, to ones that produce gas and hydrocarbon liquids, and into the shale oil producing area of the play)

occurring in Texas is that it has increasingly pitted companies drilling for natural gas and oil against traditional water users. Numerous newspaper articles have outlined these impacts:

- "The worst Texas drought since record-keeping began 116 years ago may crimp an oil and natural- gas drilling boom as government officials ration water supplies crucial to energy exploration."[112]
- The water crisis in Texas, the biggest oil- and gas- producing state in the U.S., highlights a continuing debate in North America and Europe over the impact on water supplies of a production technique called hydraulic fracturing. Environmental groups are concerned the so-called fracking method may pose a contamination threat, while farmers in arid regions like south Texas face growing competition for scarce water.[113]
- The shortage is forcing oil and gas companies to go farther afield to buy water from farmers, irrigation districts and municipalities[114]
- The severe drought in Texas has prompted local authorities to impose water limitations, which affect not only the citizens but also the local oil and natural gas companies.[115]
- Local impacts can be severe. For example, in the Upper Trinity Groundwater Conservation District (UTGCD) west of Fort Worth, the share of groundwater used by natural gas industry was 40 percent in the first half of 2011, up from 25 percent in 2010. Bob Patterson, UTGCD's general manager, and many other water managers want Texas Gov. Rick Perry to place limits on the drillers. In his water district, 40 to 50 wells have run dry and many municipalities have declared stage two or stage three drought conditions, which involve severe restrictions on residential outdoor water use.[116]
- In South Texas, tensions are rising as companies scramble to lock up water to drill natural gas and oil wells. All across the state, companies have been on a buying spree, snapping up rights to scarce river water—easily outbidding traditional users such as farmers and cities. Led by Exxon Mobil Corp, they also are drilling water wells, three times as many as they did five years ago. They are even tapping into municipal water systems, though parched cities have begun cutting them off.[117]
- Mark McPherson, a Dallas-based water-rights lawyer who has represented both ranchers and oil companies, expects conflicts over water to increase as hydraulic fracturing expands. Texas resource-development laws are designed to encourage the

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112 Carrol, J. June 13, 2011. " Worst drought in more than a century strikes Texas oil boom." Bloomberg. http://www.bloomberg.com/news/2011-06-13/worst-drought-in-more-than-a-century-threatens-texas-oil-natural-gas-boom.html
113 Carrol, J. June 13, 2011. " Worst drought in more than a century strikes Texas oil boom." Bloomberg. http://www.bloomberg.com/news/2011-06-13/worst-drought-in-more-than-a-century-threatens-texas-oil-natural-gas-boom.html
114 Carrol, J. June 13, 2011. " Worst drought in more than a century strikes Texas oil boom." Bloomberg. http://www.bloomberg.com/news/2011-06-13/worst-drought-in-more-than-a-century-threatens-texas-oil-natural-gas-boom.html
115 O'Donnell, C. Oct. 6, 2011. "Texas drought imposes fracking limitations," Energy & Capital. http://www.energyandcapital.com/articles/texas-drought-imposes-fracking-limitations/1822
116 Harkinson, J. Sept. 1, 2011. "As Texas withers, gas industry guzzles," Mother Jones. http://motherjones.com/environment/2011/09/texas-drought-fracking-water
117 Gold, R. December 6, 2011. "Oil's growing thirst for water, Wall Street Journal. http://online.wsj.com/article/SB10001424052970204528204577009930222847246.html

oil industry to produce as much as possible, he says, but in recent years, the state's water use rules have been geared toward conservation. "Those two fundamental philosophies are diametrically opposed to each other," he says. "They are in conflict from the get-go." [118]

According to *World Oil*, "With Texas contending with the record drought of 2011, it is not surprising that city governments would look harshly at the enormous volumes of water required for hydraulic fracing [sic] operations." [119] Consequently, several local governments have passed ordinances related to water use for Barnett Shale wells.

- **In the summer of 2011, the city of Grand Prairie, near Fort Worth, stopped selling water to oil and gas companies as part of its drought-contingency measures, which also included lawn-watering restrictions.[120]**
- In October 2011, Southlake amended its oil and gas ordinance to include a provision that bans hydraulic fracturing during the summer months "regardless of the source of the water used in the fracturing and completion processes."[121] The amendment was proposed by Councilman Al Zito because of the city's continuing water shortage caused by drought. "I don't see our water situation getting any better," Zito said of after a summer that saw residents' water use restricted.[122]
- **In February 2012, Denton's official gas drilling task force voted 5 to 0 to require drillers to recycle water used in hydraulic fracturing.[123]**

In the Eagle Ford Shale, where Exxon holds 120,000 acres of leases, the water used for hydraulic fracturing is being increasingly scrutinized. According to *Bloomberg News*, concern over water usage is especially acute in southern Texas's Eagle Ford Shale area because drilling there is more water-intensive than other regions – it takes three to four times as much water than fracturing a Barnett Shale well. Fracturing a single Eagle Ford well requires as much as 13 million gallons of water, enough to supply the cooking, washing and drinking needs of 240 adults for an entire year.[124]

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118 Gold, R. December 6, 2011. "Oil's growing thirst for water, Wall Street Journal. http://online.wsj.com/article/SB10001424052970204528204577009930222847246.html
119 Redden, J. Feb. 2010. "Barnett shale gas production rises despite lower rig count," World Oil. Vol. 233, No. 2. http://www.worldoil.com/February-2012-Barnett-shale-gas-production-rises-despite-lower-rig-count.html
120 Gold, R. December 6, 2011. "Oil's growing thirst for water, Wall Street Journal. http://online.wsj.com/article/SB10001424052970204528204577009930222847246.html
121 Ordinance 880-B. An Ordinance of the City of Southlake Texas Amending Ordinance 880-A. Oil and gas well drilling and production of Chapter 95 Article IV of the Southlake City Code. Sec 95243. Operations and equipment practices and standards. http://www.cityofsouthlake.com/SiteContent/70/documents/Departments/PlanningDevServices/Gas/0880BSigned.pdf
122 Norder, S. Oct. 5, 2011. "Southlake rules out gas well fracturing during summer months," Star-Telegram. http://www.star-telegram.com/2011/10/05/3420527/southlake-rules-out-gas-well-fracturing.html#storylink=cpy
123 Brown, L. Feb. 7, 2012. "Panel wants drilling water recycled." Denton Record-Chronicle. http://www.dentonrc.com/sharedcontent/dws/drc/localnews/stories/DRC_drilling_task_force_0207.4515816a7.html
124 Carrol, J. June 13, 2011. " Worst drought in more than a century strikes Texas oil boom." Bloomberg. http://www.bloomberg.com/news/2011-06-13/worst-drought-in-more-than-a-century-threatens-texas-oil-natural-gas-boom.html

According to Robert Mace, a deputy executive administrator of the Texas Water Development Board, water consumption by Eagle Ford Shale drillers is forecast to explode during the next 25 years. The University of Texas's Bureau of Economic Geology estimates fracking-water demand in the area will jump 10-fold by 2020, and double again by 2030.[125]

Most Eagle Ford wells draw water from the Carrizo aquifer. That aquifer "is already stressed, and now you are adding an additional demand," says Ronald Green, a hydrologist at Southwest Research Institute.[126]

In the summer of 2011, water-management districts were warning residents and businesses to curtail usage from rivers, lakes and aquifers. The shortage forced oil and gas companies to go farther afield to buy water from farmers, irrigation districts and municipalities.[127]

For example, oil and gas companies are buying water from the Hidalgo Irrigation District No. 2, which also supplies water to 400,000 acres of sugar cane, cotton, peppers and cantaloupe. If rain doesn't arrive in the next four months to replenish the reservoirs, Sonny Hinojosa, general manager of the Hidalgo Irrigation District, said he'll have to reconsider whether to continue selling to oil and gas companies.[128] A panel of climate experts recently predicted that the drought in Texas and the rest of the Southwest is expected to intensify in the coming years.[129]

On June 2, 2011 the Edwards Aquifer Authority, which oversees underground water supplies around San Antonio and along the northern edge of the Eagle Ford Shale declared a Stage 2 emergency requiring a 30 percent cut in water usage. Other water districts have imposed similar restrictions.

The Proposal asks the Company to disclose "the short-term and long-term risks to Exxon Mobil operations, finances and gas exploration . . ." and identify "limitations which regional water supply or waste disposal issues may place on operations or expansion."

The Texas drought appears as if it could present both short-term and long-term risks to Exxon's drilling programs in the Barnett Shale, Eagle Ford Shale and the portion of Exxon's

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125 Carrol, J. June 13, 2011. " Worst drought in more than a century strikes Texas oil boom." Bloomberg. http://www.bloomberg.com/news/2011-06-13/worst-drought-in-more-than-a-century-threatens-texas-oil-natural-gas-boom.html
126 Gold, R. December 6, 2011. "Oil's growing thirst for water, Wall Street Journal. http://online.wsj.com/article/SB10001424052970204528204577009930222847246.html
127 Carrol, J. June 13, 2011. " Worst drought in more than a century strikes Texas oil boom." Bloomberg. http://www.bloomberg.com/news/2011-06-13/worst-drought-in-more-than-a-century-threatens-texas-oil-natural-gas-boom.html
128 Carrol, J. June 13, 2011. " Worst drought in more than a century strikes Texas oil boom." Bloomberg. http://www.bloomberg.com/news/2011-06-13/worst-drought-in-more-than-a-century-threatens-texas-oil-natural-gas-boom.html
129 Wagner, S. Feb. 1, 2012. "Climate science experts predict intensified drought in Texas," Houston Chronicle. http://blog.chron.com/txpotomac/2012/02/climate-science-experts-predict-intensified-drought-in-texas/

Haynesville Shale operations that are in East Texas, if water availability and competition with other water users continues to be an issue.

Yet the drought and the ensuing rise in competition for water use in Texas were not identified by the company in any of the materials referenced in the Company's letter.

The Company has failed to convey how it is currently handling its water management challenges in the Barnett Shale and Eagle Ford Shale.

The Company's letter (p.5) says that the company has adopted a policy option of:

> *Committing to reduce water use and to recycle water where possible, consistent with our broader approach to water management.*

An industry website, Barnett Shale Energy Education Council says that, "Several firms have undertaken projects in the Barnett Shale to reduce the amount of water used in development activities. Mobile water purification units fueled by on-site natural gas are being utilized on drilling locations to treat a portion of the produced water for reuse."[130]

The Railroad Commission of Texas (RRC), the body that regulates natural gas and oil development in Texas, also mentions waste water recycling efforts. According to the RRC, "Recognizing the concerns with water use in the area, over the past few years several companies have applied for, and the Commission has approved, recycling projects in the Barnett Shale to reduce the amount of fresh water used in Barnett Shale development activities."[131]

The RRC website lists all of the recycling projects that were approved by the Commission. Neither Exxon nor XTO is mentioned on this list.[132] If other operators are recycling water, it is presumably possible to do so. If Exxon is not pursuing these recycling projects, it would appear that Exxon is not meeting its commitment "to recycle water where possible."

Exxon's website does not give any indication that it is recycling fracturing water in any of its Texas operations. One of the references cited in the Company's letter was a speech by Rex Tillerson, Exxon Chairman and Chief Executive Officer, who "addressed public concerns about hydraulic fracturing at the 2011 Annual Meeting of Shareholders."[133]

The *Dallas Morning News* (the source cited by Exxon in its rebuttal) reported on Tillerson's speech this way: "As for concerns about handling used frack water, Tillerson

130 Barnett Shale Energy Education Council. "Can the water used in fracing be recycled?" http://www.bseec.org/stories/air%2526water
131 Railroad Commission of Texas website. "Water Use in the Barnett Shale." Last updated: 1/24/11.
132 Railroad Commission of Texas website. "Water Use in the Barnett Shale." Last updated: 1/24/11.
133 Souder, E. May 25, 2011. "Exxon CEO defends natural gas drilling against activists' warnings," Dallas Morning News. http://www.dallasnews.com/business/energy/20110525-exxon-ceo-defends-natural-gas-drilling-against-activists-warnings.ece

said the industry is recycling more water because of the expense of trucking in more. Few natural gas producers in North Texas recycle water. In XTO Energy's proposal to drill on city of Dallas property, the company gets water from a city hydrant and takes used frack water to disposal wells outside of the city.[134]

No mention was made of Exxon recycling its fracturing fluid wastewater in the Barnett Shale or elsewhere in Texas, but rather, Tillerson cited an example showing that Exxon takes fracturing wastes to disposal wells.

As indicated by Tillerson, if recycling is not occurring there is a cost to the company - the cost of trucking in more water for fracturing operations. These are the types of costs that the Proposal requests the Company to disclose in its request for information on water restrictions.

Water Supply in the Haynesville Shale

On July 2, 2010, Louisiana Governor Bobby Jindal signed Act 955 into law. The Act grants the Louisiana Department of Natural Resources the right to manage water withdrawals from the state's surface waters.[135] This Act came into being because "unprecedented use of enormous amounts of water" from hydraulically fracturing Haynesville Shale gas wells was creating the "potential for chaos and conflicts." The law places commercial and industrial uses such as oil and gas development as a third priority, after human consumption via a public water system or well, and agricultural uses.[136]

The Company's letter and supporting materials do not provide any information on how this act has affected the company's ability to secure water to drill and fracture its wells.

Water issues across other regions

The Company references its water recycling efforts in the Piceance Basin of Colorado. Those efforts are notable, but shareholders are interested in efforts across Exxon's operations, not just in the Piceance Basin. We contend that in several areas where Exxon is not recycling, or is not recycling very much water, there is a dire need to be doing so. These areas include, at minimum, the Marcellus Shale, Barnett Shale and Haynesville Shale, where Exxon/XTO has major acreage and production

Water Supply Issues in the Marcellus Shale

In the 2010 Corporate Citizenship report cited in the Company's letter, the only reference to recycling in the Marcellus Shale says that:

---

134 Souder, E. May 25, 2011. "Exxon CEO defends natural gas drilling against activists' warnings," Dallas Morning News. http://www.dallasnews.com/business/energy/20110525-exxon-ceo-defends-natural-gas-drilling-against-activists-warnings.ece

135 Springer, L. 2011. "Waterproofing the new fracking regulation: the necessity of defining riparian rights in Louisiana's water law," Louisiana Law Review. Vol. 72, Issue 1. http://lawreview.law.lsu.edu/issues/articles/waterproofing-the-new-fracking-regulation-the-necessity-of-defining-riparian-rights-in-louisianas-water-law/

136 Louisiana Department of Natural Resources. Sept. 16, 2010. Surface water management using cooperative agreements for withdrawal of running water of the state. http://dnr.louisiana.gov/assets/docs/secretary/act955/ACT-955-meeting.pptx

> *To minimize environmental impacts and burden on local water infrastructure, Exxon Mobil is using increasing amounts of recycled water. In 2011, our operations in the Marcellus region in the northeastern United States will expand the use of recycling produced water in our fracturing process.*

Neither this report, nor others referenced in the Company's letter disclose the extremely minimal amounts of water being recycled for re-use in 2011 in the Marcellus Shale despite the company's stated intention to "expand the use of recycling produced water in our fracturing process."

According to Pennsylvania Department of Environmental Protection (DEP) data, in the six-month period from July to December 2010, XTO disposed of 202,846 barrels of fluid waste (produced water/brine, fracturing fluids and drilling fluids).[137] DEP records show that 4,224 of these barrels (2% of XTO's fluid wastes) were being stored, "pending disposal or reuse." During the same six-month period in 2011, records show that XTO disposed of 281,821 barrels of fluid waste, but only 546 (0.19%) of these wastes were reused.[138] This does not suggest a very serious effort to " minimize environmental impacts and burden on local water infrastructure."

In Exxon's 2011 proxy statement the Company says that:

> ***We are demonstrating leadership in our operations through the reuse of produced water to reduce freshwater requirements...*** *Our XTO operations in the Marcellus region are deploying closed loop systems for drilling fluids, and installing treatment systems in some areas to enable us to recycle flowback and produced water."*[139]

As seen from the chart and Table 4 below, less than 0.2% of XTO's fluid wastes (drilling, hydraulic fracturing and produced water) in the last half of 2011 were recycled and reused in the Marcellus Shale, while several other companies recycled more than 90% of these types of

137 Pennsylvania Department of Environmental Protection. PA DEP Oil and Gas Reporting Website. "Waste Reports by Operator." Searched Marcellus Shale wells only. Operator: XTO Energy. Period: July to December, 2010. Data were sorted by disposal method, and the number of barrels per type of disposal were tallied. The results indicated that: Brine or Industrial Waste Treatment Plants received 198,622 barrels during the period, while 4,224 barrels were "not determined." Under Waste Facility it is noted that these 4,224 barrels were undergoing "storage pending disposal or reuse."
https://www.paoilandgasreporting.state.pa.us/publicreports/Modules/Waste/WasteByOperator.aspx

138 Pennsylvania Department of Environmental Protection. PA DEP Oil and Gas Reporting Website. "Waste Reports by Operator." Searched Marcellus Shale wells only. Operator: XTO Energy. Period: July to December, 2011. Data were sorted by disposal method, and the number of barrels per type of disposal were tallied. The results indicated that: Brine or Industrial Waste Treatment Plants received 132,299 barrels and Injection Disposal Wells received 149,522 barrels during the period, while 546 barrels went to "reuse other than road spreading." Under Waste Facility this waste was said to be "reuse of brine to frac a well."
https://www.paoilandgasreporting.state.pa.us/publicreports/Modules/Waste/WasteByOperator.aspx

139 Exxon Mobil. Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934. Definitive proxy statements. Filed on April 13, 2011. p. 67.
http://www.sec.gov/Archives/edgar/data/34088/000119312511095944/ddef14a.htm#toc135137_27

wastes. Among companies operating in the Marcellus shale, Exxon is not showing leadership in water management. But Exxon's materials do not reveal this.


% of Fluid Wastes Recycled and Reused by Operators in the Marcellus Shale (July - December 2011)
Energy Corp. of America
Cabot Oil and Gas
Chesapeake Energy
Chief Oil and Gas
CNX Gas
Range Resources
Talisman Energy
Chevron
Atlas Resources
XTO Energy
99.5
99.3
99.0
97.5
91.3
82.0
71.9
44.6
18.0
0.19
0
20
40
60
80
100
% of wastes recycled/reused

Table 4. XTO waste fluid recycling vs. other Marcellus Shale Operators (Data for Chart).[140]

	Fluid wastes (drilling and fracturing wastes, brine) going to wastewater plants or injection wells	Fluid waste recycled and reused	% of fluid wastes recycled and reused
XTO Energy	281821	546	0.19
Atlas Resources	357,154	78,233	17.97

140 Pennsylvania Department of Environmental Protection. PA DEP Oil and Gas Reporting Website. "Statewide Data Downloads." Downloaded data for reporting period "Jan - Dec 2011 (Marcellus Only, 6 months).
Data were sorted by disposal method, and the number of barrels per type of fluid waste disposal were tallied for the companies in the Chart (XTO, Atlas Resources, Chevron, Talisman Energy, Range Resources, CNX Gas, Chief Oil and Gas, Chesapeake Energy, Cabot Oil and Gas and Energy Corp. of America. Note: solid wastes going to landfills (measured in tons not barrels) were not included in this analysis. Only fluid waste, which are the wastes that can be recycled and reused to fracture subsequent wells.
https://www.paoilandgasreporting.state.pa.us/publicreports/Modules/DataExports/DataExports.aspx

Chevron	624612.1	502608.48	44.59
Talisman Energy	368242.6	940663.02	71.87
Range Resources	268150.09	1217833.19	81.95
CNX Gas	13879.6	146050.08	91.32
Chief Oil and Gas	2204	85059	97.47
Chesapeake Energy	9355	883281.77	98.95
Cabot Oil and Gas	3049.3	417878.41	99.28
Energy Corp. of America	2505	528014	99.53

The Company's letter says that: "the Company has disclosed on one of its websites that "[t]housands of horizontal gas wells have been drilled and completed in and near municipalities and the water use has not been found to impact water available for residential, municipal, agricultural or industrial users."[15]

It should be noted that water availability is not the only issue of concern related to water withdrawals. XTO found this out when it applied for a water withdrawal permit from the Delaware River Basin Commission. During the hearing for that application and other water withdrawal hearings, the Commission heard that in addition to water supply availability concerns, citizens were concerned that water withdrawals for natural gas drilling would threaten high-value trout streams threatened by water withdrawals for natural gas drilling in Pennsylvania.[141]

Waste Disposal Issues

The Proposal requests disclosure of "any limitations which regional ...waste disposal issues may place on operations or expansion."

> The Company's letter states that:
> *"... the Supporting Statement requests disclosure of "any limitations which regional water supply or waste disposal issues may place on operations or expansion." The Company's proxy statement for its 2011 Annual Meeting of Shareholders discusses how the Company has reduced freshwater use in Piceance, Colorado and installed treatment systems to enable the Company to recycle water in the Marcellus region.[13] The Company's efforts to reduce the use of fresh water in the Piceance Basin are also noted on the Company's website.[14] In addition, the Company has disclosed on one of its websites that "[t]housands of horizontal gas wells have been drilled and completed in and near municipalities and the water use has not been found to impact water available for residential, municipal, agricultural or industrial users."[15] Finally, as*

141 Reilly, S. June 1. "Oquaga Creek water withdrawal request draws flood of responses," PressConnects.com. http://www.pressconnects.com/article/20110601/NEWS01/106010415/Oquaga-Creek-water-withdrawal-request-draws-flood-responses?odyssey=tab|topnews|text|FRONTPAGE AND Long, S. Delaware River Basin Commission hears comments on drilling concerns in Wayne County." River Reporter. http://www.paenvironmentdigest.com/newsletter/default.asp?NewsletterArticleID=15051

> *stated above, the Company's most-recent Form 10-K contains a risk factor regarding potential changes in laws related to water use, and the Company's website and Corporate Citizenship Report provide information on the Company's commitment to reduce water use in the hydraulic fracturing process.*

There is no mention of waste disposal issues in the Company's letter. But waste disposal issues are a growing concern in the Marcellus Shale, particularly in Pennsylvania. In 2010, the Pennsylvania Department of Environmental Protection (DEP) issued regulations that required wastes from natural gas operations be treated to drinking water quality before being discharged to streams, but facilities already permitted to take the waste were not affected by this regulation. The U.S. Environmental Protection Agency and other scientists raised concerns that these existing facilities (e.g., municipal treatment plants) were not able to remove all chemicals such as bromides, chlorides, metals and radioactive substances. In April 2011 the state asked drilling companies to voluntarily stop disposing their waste at municipal treatment plants.[142]

Although Marcellus shale gas drillers are now recycling more of their fluid wastes than ever, it was recently reported that bromide levels in Pennsylvania rivers are not experiencing a dramatic decline. Stanley States, director of water quality at the Pittsburgh Water and Sewer Authority, told the *Associated Press* that he believes that municipal sewage treatment plants have stopped taking the brine water, but that other plants continue to do so. "I think it's still going on," States said of the dumping of fracking wastewater into rivers. "Self-regulation does not work."[143] Also, the voluntary ban on disposing of natural gas wastes in municipal treatment plants did not pertain to non-Marcellus shale oil and gas wells, of which there are thousands in the state.

In addition to the problem of contaminants from natural gas showing up in Pennsylvania rivers, there is the problem of where else to ship the wastes.

There are vey few injection wells in Pennsylvania. According to the *Pittsburgh Tribune*, Pennsylvania has six active deep-injection disposal wells, all in Somerset, Clearfield, Beaver and Erie counties. There have been many inquiries for new wells made to the U.S. EPA, which oversees Pennsylvania's disposal wells, but no developers had applied as of July 2011. This is primarily because the geologic zones that are appropriate for waste injection in Pennsylvania are currently being tapped for natural gas, or are being used for underground gas storage.[144]

As the amount of wastes generated by Pennsylvania gas operators has climbed, more and more waste has been shipped to Ohio. According to DEP records, in the last six months of

---

142 Napsha, J. May 19, 2011. "Private firms poised to treat wastewater," Pittsburgh Tribune-Review. http://www.pittsburghlive.com/x/pittsburghtrib/s_737873.html
143 Associated Press. "Marcellus gas drillers recycling more waste," Times-Tribune. http://thetimes-tribune.com/news/marcellus-shale-gas-drillers-recycling-more-waste-1.1273083#ixzz1n0oRNwMD
144 Puko, T. July 5, 2011. "Pennsylvania fracking water being disposed in Ohio," Pittsburgh Tribune-Review. http://www.pittsburghlive.com/x/pittsburghtrib/s_745228.html#ixzz1mxvxD92v

2010 natural gas operators produced 5.5 million barrels of fluid wastes, and sent 352 thousand barrels to Ohio injection wells. A year later, during the last half of 2011, operators produced 10 million barrels of waste and sent 1.7 million barrels to Ohio injection wells.[145]

But a recent spate of earthquakes in eastern Ohio has been linked to the injection of drilling wastewater, and this poses a potential problem for Marcellus shale operators.

On January 1, 2012 the Ohio Department of Natural Resources (ODNR) shut down four injection wells near Youngstown for an indefinite period of time after a magnitude 4.0 earthquake struck the area.[146] ODNR then expanded its ban on brine-injection wells to all wells within a seven-mile radius of an injection well near the epicenter the earthquakes (there have been 11 earthquakes in the Youngstown area within the past 10 months). Then on January 18, 2012 the ODNR announced that it would not approve any new brine injection permits until it completed an injection well report.[147] The report will include a series of recommendations to create a set of new regulations related to the waste injection wells.[148]

On January 18, 2012, Governor John Kasich's office said that some restrictions have already been imposed on injection wells - they will not be allowed to exceed 8,000 feet in depth; and injection wells can no longer be drilled into the Precambrian, or bedrock, formation, where injection wells could trigger seismic activity.[149]

As seen from the chart below, XTO sends the majority of wastewater from its Pennsylvania Marcellus Shale gas wells to Ohio. In the last six months of 2011, forty-eight percent (48%) of XTO fluid wastes went to Ohio injection wells.[150]

---

145 Pennsylvania Department of Environmental Protection. PA DEP Oil and Gas Reporting Website. Statewide downloads. Searched Marcellus Shale wells only. Period: July to December, 2011. Data were sorted by disposal method, and waste disposal facility location. https://www.paoilandgasreporting.state.pa.us/publicreports/Modules/Waste/WasteByOperator.aspx

146 Schneider, M. Jan. 1, 2012. Schneider, M. "Official: 4 Ohio fluid-injection wells cannot open in wake of quake," CNN. http://articles.cnn.com/2012-01-01/us/us_ohio-earthquake_1_strong-earthquake-strikes-injection-fluid?_s=PM:US

147 Jan. 18, 2012. "State halts injection well permits," Vindy News. http://www.vindy.com/news/2012/jan/18/state-halts-injection-well-permits/?nw

148 Henkel, K. Feb. 19, 2012. "ODNR plans to implement new regulations on injection wells." http://www.vindy.com/news/2012/feb/19/odnr-plans-to-implement-new-regulations-/?mobile

149 Jan. 18, 2012. "State halts injection well permits," Vindy News. http://www.vindy.com/news/2012/jan/18/state-halts-injection-well-permits/?nw

150 Pennsylvania Department of Environmental Protection. PA DEP Oil and Gas Reporting Website. "Waste Reports by Operator." Searched Marcellus Shale wells only. Operator: XTO Energy. Period: July to December, 2011. Data were sorted by disposal method, and waste disposal facility location. https://www.paoilandgasreporting.state.pa.us/publicreports/Modules/Waste/WasteByOperator.aspx


Drilling, Fracturing and Brine Wastewater from
XTO's Pennsylvania Marcellus Shale Wells
OH - Brine or Industrial Treatment Plant
OH - Injection Disposal Well
PA - Brine or Industrial Waste Treatment Plant
140,074
PA - Reuse of wastewater to frac a well
666
0
20,000
40,000
60,000
80,000
100,000
120,000
140,000
160,000
Barrels of Waste (July - December 2011)

If regulations related to injection wells in Ohio are tightened, Exxon may need to find alternative waste disposal options for its wastes. It will be competing with many other Pennsylvania operators for space at the limited waste disposal sites. Since the Company's letter did not address the issue of waste disposal, it is not clear if the company has a contingency plan for disposing of its Marcellus Shale waste, or plant for waste disposal for its other U.S. operations.

Extent of Uncertainties And Worst-Case Analysis

In many instances, the company mentions uncertainties about probabilities and outcomes, and when it does so it seldom if ever describes the worst-case scenario and the extent of uncertainties. For instance, its discussion of risk factors in its form 10K simply says that the company "remains exposed to changes in law" but does not discuss worst-case scenarios in the US or elsewhere.

The Company's own merger agreement highlighted environmental regulatory concerns

A striking indication that environmental concerns regarding this issue could lead to restrictive future regulations with the potential to dramatically influence natural gas development using hydraulic fracturing was contained in the merger agreement between the Company and shale gas heavyweight XTO Energy. XTO Energy has a sizeable presence in multiple shale plays in the United States for which hydraulic fracturing is the critically essential tool for recovering reserves of natural gas. For example, prior to the acquisition, XTO Energy is reported to have had 280,000 net acres under lease in the Marcellus Shale, with an inventory of 200-220 drilling locations.[151] In Texas's Barnett shale, XTO had 277,000 net acres under lease and was reported by the Texas Railroad Commission to be the second largest producer of natural gas from the shale in 2008.[152] In the Haynesville Shale of Northwest Louisiana and East Texas, XTO had 100,000 acres under lease.[153]

In December 2009, ExxonMobil announced an agreement to acquire XTO Energy Inc. in a transaction valued at $41 billion.[154] ExxonMobil protected its right to back out of the deal if state or federal regulations significantly restrict hydraulic fracturing, rendering it illegal or "commercially impracticable".[155] The Company seemed to recognize substantial risk associated with potentially increased regulation associated with environmental concerns regarding this technology.

The Company sought to downplay the significance of this provision, asserting in media reports that this was just a routine disclaimer. But other experts have said that this language appears unique. For example, according to the Wall Street Journal:[156]

> William F. Hederman, senior vice president of energy policy for Concept Capital, a Washington research group that advises institutional investors, said until the Exxon-XTO disclosures, he had never seen warnings about the political risks involving fracking.

The *M&A Law Prof* blog similarly notes the unusual character of this provision:

> Fracking appears not once but twice in the carve-outs to the carve-outs of the MAE [Merger & Acquisitions Exemption] - so important is it to the deal. What the parties have done here is that they have taken the MAE definition, which is typically written to leave foreseeable risks with the buyer and unforeseeable risks with the seller and left a foreseeable and entirely likely risk with the seller. So, in the event something freaky happens that no one could have foreseen, the buyer is able to walk away. On the other hand, if there is a foreseeable event, one that presumably the buyer could price into the transaction, then the buyer remains in the hook for close [sic] the transaction. Now, a spokesman for Exxon says that the deal is subject to "a number of customary provisions for a transaction of this nature."

---

151 http://shale.typepad.com/marcellusshale/xto-energy/
152 http://shale.typepad.com/barnettshale/xto-energy/
153 http://shale.typepad.com/haynesvilleshale/xto-energy/
154 http://www.businessinsider.com/mega-merger-exxon-makes-huge-natural-gas-bet-with-acquisition-xto-energy-for-41-billion-2009-12
155 Russell Gold, "Exxon Can Cancel Deal If Drilling Method is Restricted," The Wall Street Journal, December 16, 2009, available at: http://online.wsj.com/article/SB10001424052748703581204574600111296148326.html?KEYWORDS=hydraulic+fracturing
156 http://www.rigzone.com/news/article.asp?a_id=84275

> True enough, but I dare say the fact that the parties foresee the risk of legislative changes specific to the business and have written them into the MAE is not quite customary.[157]

The unique character of the ExxonMobil-XTO merger agreement clause lends weight to Proponent's contention that the Company should provide a more detailed discussion of risks and preventive measures to help ensure shareholders that it is sufficiently prepared to respond to both the prospect and reality of regulatory changes.

The Company's actions do not compare favorably to the cited Staff precedents where substantial implementation has been found to have occurred.

The Company cites other "similar" proposals where company reporting addressed the essential objectives of the proposal. Examination of those precedents shows that the Company's reporting does not live up to those precedents. For instance, *Procter & Gamble* (August 4, 2011) substantial implementation was found to exist in a request for a water policy based on UN principles. In that instance, the company had applied the UN principles to develop its own policy. In *Alcoa Inc.* (February 2, 2009) the company's climate reporting compared favorably to the requested report on global warming. In the child labor practices cases *Caterpillar Inc.* (March 11, 2008) and *Gap Inc.* (March 16, 2001) the companies had addressed the core elements of the proposals on child labor practices.

More similar to the current matter is the Staff decision in *Chesapeake Company* (April 13, 2010). In that case, a similar proposal on natural gas extraction and hydraulic fracturing was at issue. As in the present matter, the Company asserted that their web publications constituted "substantial implementation" of the proposal. In that instance, the company's web publications were far more extensive than those published by Exxon Mobil. The proponents argued that the Proposal could not be substantially implemented if the company both failed to address most of the core issues raised by the proposal, and also asserted that the company had published misleading information, further undermining the notion of substantial implementation. The staff concluded that despite a much larger volume of writing by the company on hydraulic fracturing, the matter was not substantially implemented in the proposal could not be excluded.

CONCLUSION

The Commission has made it clear that under Rule 14a-8(g) that "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company has not met that burden that the Proposal is excludable under Rule 14a-8(i)(10).

Therefore, we request that the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should

157 http://lawprofessors.typepad.com/mergers/2009/12/exxonxtos-fracking-mae.html

decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Park Foundation
James E. Parsons, Exxon Mobil

Attachment A
Text of the Shareholder Proposal

Impacts of Hydraulic Fracturing Operations
ExxonMobil Corporation
2012

Whereas:
The use of hydraulic fracturing in natural gas drilling has become highly controversial. Proponents are concerned about regulatory, legal, reputational and financial risks associated with the environmental, health, and social impacts of fracturing operations.

Concern about water sources, toxic chemicals and wastewater has led to new regulations in several states and proposed federal legislation. Explosions, contamination incidents, and millions of dollars in fines demonstrate that things can and do go wrong. For example, media reports that in Pennsylvania, "officials…have cited energy companies for more than 2,500 violations associated with fracturing practices and collected $25.7 million in fines since 2008."

More than 250 health care professionals and medical societies warned New York Governor Cuomo that the state failed to analyze public health impacts of hydraulic fracturing in its rush to approve permits for drilling. The medical professionals cite evidence in Texas, Wyoming, Louisiana, North Dakota and Pennsylvania which finds worsening health metrics among neighbors of gas wells and related infrastructure. The onset of symptoms and drilling frequently coincided.

Negative local impacts are straining community resources and generating opposition to fracturing operations. According to an MSCI report, "the expansion of oil and gas activities into areas previously untouched by the industry will continue to face fierce opposition from the community, unless companies adequately manage environmental impacts and community health concerns through communication and adoption of best environmental practices."

In this climate, companies risk increased regulatory and legal risks or bans on fracturing operations outright. Pittsburgh banned natural gas drilling within city limits. New York State imposed a moratorium. Maryland banned drilling until the conclusion of a two-year study.

Resolved: Shareholders request that the Board of Directors prepare a report to investors by September 2012, at reasonable cost and excluding confidential or legally prejudicial data, on the short-term and long-term risks to ExxonMobil operations, finances and gas exploration associated with community concerns, known regulatory impacts, moratoriums, and public opposition to hydraulic fracturing and related natural gas development.

Supporting statement: Such report should, at a minimum, summarize for the prior two fiscal years, with regard to hydraulic fracturing and related infrastructure:

- any substantial community opposition to the company's maintenance or expansion of particular operations, such as permitting and drilling;
- government enforcement actions, including allegations of violations;
- total aggregate government fines on an annual basis;
- facility shutdown orders, license suspensions or moratoriums on licensing, exploration or operations;

On a forward-looking basis, the report should identify:

- communities where substantial opposition to permitting or drilling, or maintenance or expansion of operations, is anticipated;
- financial or operational risks to particular operations, facilities and plans from proposed federal or state laws or regulations, including moratoriums on fracking;
- any limitations which regional water supply or waste disposal issues may place on operations or expansion;

In the event of uncertainty about probabilities or outcomes, the report should at a minimum describe the worst-case scenario and the extent of uncertainties.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

January 23, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of As You Sow et al.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Exxon Mobil Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof (the "Supporting Statement") received from As You Sow on behalf of the Park Foundation and also from the following additional proponents: the Missionary Oblates of Mary Immaculate; the Unitarian Universalist Service Committee; the Benedictine Sisters, Boerne, Texas; The Brainerd Foundation; Zevin Asset Management, LLC on behalf of The John Maher Trust; First Affirmative Financial Network, LLC on behalf of Izetta Smith; and the Benedictine Sisters of Mount St. Scholastica (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the

Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Shareholders request that the Board of Directors prepare a report to investors by September 2012, at reasonable cost and excluding confidential or legally prejudicial data, on the short-term and long-term risks to the company's operations, finances and gas exploration associated with community concerns, known regulatory impacts, moratoriums, and public opposition to hydraulic fracturing and related natural gas development.

A copy of the Proposal, as well as related correspondence with the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Properly Excluded Pursuant To Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the

Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release.

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Thus, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2009); *The Gap, Inc.* (avail. Mar. 8, 1996).

As detailed below, the Company has substantially implemented the Proposal as a result of the extensive information it already has made public with respect to the "community concerns, known regulatory impacts, moratoriums, and public opposition to hydraulic fracturing and related natural gas development." In this regard, the Company has taken numerous steps to provide information to shareholders and the general public on the Company's hydraulic fracturing operations and associated environmental concerns and regulatory framework. This information can be found in several locations, including the Company's website;[1] other websites that the Company sponsors;[2] and in a case study on natural gas and hydraulic fracturing contained in the Company's 2010 annual Corporate Citizenship Report, the Company's primary report on environmental and similar issues.[3]

---

[1] *See* http://www.exxonmobil.com/Corporate/energy_production_hf.aspx.

[2] *See* the Company's "About Natural Gas" website at http://www.aboutnaturalgas.com/ and "ExxonMobil Perspectives: Facts on the hydraulic fracturing process" at http://www.exxonmobilperspectives.com/2011/06/17/facts-hydraulic-fracturing-process/.

[3] *See* http://www.exxonmobil.com/Corporate/Imports/ccr2010/pdf/community_ccr_2010.pdf.

The Company also has publicly provided extensive information about each of the more than 390 hydraulic fracturing wells it operates in the United States.[4]

The Proposal requests that the report detail the risks to the Company's operations associated with "community concerns . . . and public opposition to hydraulic fracturing and related natural gas development." The information contained on the Company's website and in the Company's Corporate Citizenship Report identifies and discusses the potential environmental impacts of the Company's fracturing operations, including:

- Groundwater protection;
- Transparency regarding the composition of fracturing fluids; and
- Water use and disposal.

This information discloses the Company's efforts to minimize the risk of any environmental impact, including the Company's use of recycled water in the fracturing process and the Company's commitment to using the smallest amount of fluid additives needed to be safe and effective. As noted on the Company's website,[5] the Company further demonstrates its commitment to keep the public informed by providing information to the FracFocus database for fracturing fluid ingredients jointly sponsored by the Ground Water Protection Council and the Interstate Oil and Gas Compact Commission.[6] This database provides a means for the industry to voluntarily supply data with respect to the use of hydraulic fracturing chemicals in a centralized location available to the public. In addition, Rex W. Tillerson, the Company's Chairman and Chief Executive Officer, addressed public concerns about hydraulic fracturing at the 2011 Annual Meeting of Shareholders.[7]

The Proposal also requests that the report detail the risks to the Company's operations associated with "known regulatory impacts." The information contained on the Company's

---

4 *See* http://fracfocus.org/.

5 *See* http://www.exxonmobil.com/Corporate/news_speeches_20111012_aps.aspx.

6 *See* http://fracfocus.org/.

7 *See* http://www.dallasnews.com/business/energy/20110525-exxon-ceo-defends-natural-gas-drilling-against-activists-warnings.ece.

website and in the Company's Corporate Citizenship Report already discloses how the Company works with state and multi-state entities to address concerns, establish regulatory frameworks, and implement industry consensus on best management policies concerning hydraulic fracturing. This information also summarizes the policy options the Company has adopted, above and beyond regulatory requirements, to reduce or eliminate potential adverse impacts, which include:

- Assuring that oil and gas resources are separated from groundwater by impermeable rock and using appropriately cemented surface casing;
- Supporting the disclosure of ingredients used in hydraulic fracturing fluid, including disclosure on a site-specific basis, and working with industry associations to develop a comprehensive policy; and
- Committing to reduce water use and to recycle water where possible, consistent with our broader approach to water management.[8]

As detailed below, we also believe that the Company has substantially implemented the Proposal with respect to the information requested by the Proposal's Supporting Statement.

The Supporting Statement requests a summary of "any substantial community opposition to the company's maintenance or expansion of particular operations such as permitting and drilling." It also requests the identification of "any communities where substantial opposition to permitting or drilling, or maintenance or expansion of operations, is anticipated." The Company's website contains a discussion about opposition to hydraulic fracturing, including opposition in Southlake, Texas, which resulted in the denial of two well site permits for the Company's subsidiary XTO Energy Inc.[9] The Company will further disclose any future community opposition or anticipated community opposition that it believes to be material to its investors. The Company has determined that the opposition it currently experiences or anticipates is not material to its investors because the opposition does not impede the Company's overall business. Based on the statements on the

---

8 The Company applies the same overall approach to water management in fracturing as in other aspects of its operations, as described in the "Freshwater Management" section of the Corporate Citizenship Report at http://www.exxonmobil.com/Corporate/Imports/ccr2010/pdf/community_ccr_2010.pdf.

9 *See* http://www.exxonmobil.com/Corporate/news_speeches_20110614_jwilliams.aspx.

Company's website, and because the Company has nothing further material to report about community opposition to hydraulic fracturing, we believe the Company has substantially implemented the Supporting Statement's provisions relating to community opposition.

The Supporting Statement also requests a summary of "government enforcement actions, including allegations of violations; total aggregate government fines on an annual basis; [and] facility shutdown orders, license suspensions or moratoriums on licensing, exploration or operations." The Company has not been subject to any governmental fines, facility shutdown orders or license suspensions related to hydraulic fracturing, and it is not aware of any government enforcement actions against it related to hydraulic fracturing. Therefore, the Company has nothing to disclose on these topics. In the case of moratoriums on licensing, exploration or operations, the Company's website provides a summary about moratoriums and identifies cities, states and countries that have "placed a moratorium on hydraulic fracturing or banned it: New York state, Pittsburgh, Quebec, France, Germany, and South Africa."[10] The Company's website also discusses the negative economic impacts that New York state's moratorium on hydraulic fracturing has caused.[11]

The Supporting Statement requests that the Company identify any "financial or operational risks to particular operations, facilities and plans from proposed federal or state laws or regulations, including moratoriums on fracking." The Company included a risk factor in its Form 10-K for the year ended December 31, 2010 regarding the risks posed by laws and regulations:

> ***Regulatory and litigation risks.*** Even in countries with well-developed legal systems where ExxonMobil does business, we remain exposed to changes in law (including changes that result from international treaties and accords) that could adversely affect our results, such as increases in taxes or government royalty rates (including retroactive claims); price controls; changes in environmental regulations or other laws that increase our cost of compliance or reduce or delay available business opportunities (including changes in laws related to offshore drilling operations, water use, or hydraulic fracturing); adoption of regulations mandating the use of alternative fuels or uncompetitive fuel components; government actions to cancel contracts or

---

10 *Id.*

11 *See* http://www.exxonmobilperspectives.com/2011/11/22/some-new-york-residents-cross-the-border-for-jobs/.

> renegotiate terms unilaterally; and expropriation. Legal remedies available to compensate us for expropriation or other takings may be inadequate. . . .

In addition, various industry websites provide detailed information on the hydraulic fracturing process and perceived risks.[12]

Finally, the Supporting Statement requests disclosure of "any limitations which regional water supply or waste disposal issues may place on operations or expansion." The Company's proxy statement for its 2011 Annual Meeting of Shareholders discusses how the Company has reduced freshwater use in Piceance, Colorado and installed treatment systems to enable the Company to recycle water in the Marcellus region.[13] The Company's efforts to reduce the use of fresh water in the Piceance Basin are also noted on the Company's website.[14] In addition, the Company has disclosed on one of its websites that "[t]housands of horizontal gas wells have been drilled and completed in and near municipalities and the water use has not been found to impact water available for residential, municipal, agricultural or industrial users."[15] Finally, as stated above, the Company's most-recent Form 10-K contains a risk factor regarding potential changes in laws related to water use, and the Company's website and Corporate Citizenship Report provide information on the Company's commitment to reduce water use in the hydraulic fracturing process.

The information contained on the Company's website and in the Company's Corporate Citizenship Report speaks directly to the issues raised in the Proposal. In addition, the Company has either publicly disclosed information responsive to each element of the Supporting Statement or concluded that it has nothing to report based on its determination that the information is not material to its investors because it will not have an appreciable impact on the Company's overall operations. The Company believes the level of detail it has provided is appropriate, taking into account that hydraulic fracturing is but one of many

---

12 *See, e.g.*, http://www.energyindepth.org/just-the-facts/; http://www.api.org/policy/exploration/hydraulicfracturing/.

13 The Company's proxy statement for its 2011 Annual Meeting of Shareholders is available at http://ir.exxonmobil.com/phoenix.zhtml?c=115024&p=irol-sec.

14 *See* http://www.exxonmobil.com/Corporate/energy_production_mzst_piceance.aspx.

15 http://www.aboutnaturalgas.com/content/technology-and-process/hydraulic-fracturing-fluid/.

operational practices within its global business for which potential risks must be carefully managed, and the operational risks involved in hydraulic fracturing are not different in kind or scope from the kinds of risks the Company manages daily in a wide variety of its business activities. Thus, we believe the information the Company already provides to the public compares favorably with what would be achieved under the Proposal and therefore meets the essential objective of the Proposal.

The Staff has on numerous occasions concurred with the exclusion of proposals similar to the Proposal where the company had already published a report addressing the essential objectives of the proposal. *See, e.g., The Procter & Gamble Company* (avail. Aug. 4, 2010) (concurring with the exclusion of a proposal requesting a water policy based on United Nations principles when the company had already adopted its own water policy); *Aetna, Inc.* (avail. Mar. 27, 2009) (concurring with the exclusion of a proposal requesting a report describing the company's policy responses to concerns about gender and insurance when the company had published a paper addressing such issues); *Alcoa Inc.* (avail. Feb. 2, 2009) (concurring with the exclusion of a proposal requesting a report on global warming when the company had already prepared a report on climate change and environmental sustainability); *Caterpillar Inc.* (avail. Mar. 11, 2008) (same); *The Gap, Inc.* (avail. Mar. 16, 2001) (concurring with the exclusion of a proposal requesting a report on child labor practices of suppliers when the company had established a code of vendor conduct, monitored compliance, published information relating thereto and discussed labor issues with stockholders). Accordingly, for the reasons set forth above, the Proposal may be excluded from the Company's 2012 Proxy Materials under Rule 14a-8(i)(10) as substantially implemented.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (972) 444-1478 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,

James E. Parsons
Coordinator
Corporate Securities & Finance

Enclosures

cc: Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP
Michael Passoff, As You Sow
Rev. Séamus Finn, Missionary Oblates of Mary Immaculate
Constance Kane, Unitarian Universalist Service Committee
Timothy Smith, Walden Asset Management
Sr. Susan Mika, OSB, Benedictine Sisters, Boerne, Texas
Ann Krumboltz, The Brainerd Foundation
Sonia Kowal, Zevin Asset Management, LLC
John Maher
Holly A. Testa, First Affirmative Financial Network, LLC
Izetta Smith
Lou Whipple, Benedictine Sisters of Mount St. Scholastica

101215920.9

EXHIBIT A

311 California Street, Suite 510
San Francisco, CA 94104
www.asyousow.org
BUILDING A SAFE, JUST AND SUSTAINABLE WORLD SINCE 1992

December 14, 2011

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal,

As You Sow is a non-profit organization whose mission is to promote corporate responsibility. We are hereby authorized to notify you of our intention to file the enclosed shareholder resolution with Exxon Mobil Corporation on behalf of the Park Foundation.

As You Sow submits this shareholder proposal for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). The Park Foundation holds more than $2,000 of Exxon Mobil Corporation stock, acquired more than one year prior to the filing date and held continuously for that time. The Park Foundation will remain invested in this position continuously through the date of the 2012 annual meeting. Authorization for As You Sow to act on behalf of the Park Foundation and proof of share ownership is enclosed.

Please forward any correspondence relating to this matter to As You Sow and not to the Park Foundation.

Similarly, As You Sow (as the representative of the Park Foundation) will be the lead filer and primary contact for other co-filers of this resolution.

As you may recall, we spoke with the company several months ago on this issue and would be glad to resume that dialogue if you feel that our concerns have been addressed since then. However, because of the impending deadline for resolutions and our need to protect our rights as shareholders, we are filing the enclosed resolution for inclusion in the proxy statement for a vote at the next stockholders meeting. We will be glad to consider withdrawing the resolution once we have a more substantive dialogue with the company on these important financial, health, and environmental issues.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Michael Passoff
Senior Strategist
As You Sow

SHAREHOLDER PROPOSAL
DEC 14 2011
NO. OF SHARES
DISTRIBUTION: DSR: RME: RHL:
LKB: JEP: DGH: SMD

Cc:
Aiesha Cummings, Unitarian Universalist Service Committee
Olivia Grugan, Middlebury College
Sonia Kowal, Zevin Asset Management
Sr. Susan Mika, Socially Responsible Investment Coalition
Shelley Moskowitz, Unitarian Universalist Service Committee
Sr. Nora Nash, Sisters of St. Francis of Philadelphia
Mary O'Herron, Missionary Oblates of Mary Immaculate, USA
Marcela Pinilla, Walden Asset Management
Tim Smith, Walden Asset Management
Holly Testa, First Affirmative Financial Network
Julie Wakoty, Interfaith Center on Corporate Responsibility

Enclosure

Impacts of Hydraulic Fracturing - Exxon Mobil 2012

Whereas:
The use of hydraulic fracturing in natural gas drilling has become highly controversial. Proponents are concerned about regulatory, legal, reputational and financial risks associated with the environmental, health, and social impacts of fracturing operations.

Concern about water sources, toxic chemicals and wastewater has led to new regulations in several states and proposed federal legislation. Explosions, contamination incidents, and millions of dollars in fines demonstrate that things can and do go wrong. For example, media reports that in Pennsylvania, "officials...have cited energy companies for more than 2,500 violations associated with fracturing practices and collected $25.7 million in fines since 2008."

More than 250 health care professionals and medical societies warned New York Governor Cuomo that the state failed to analyze public health impacts of hydraulic fracturing in its rush to approve permits for drilling. The medical professionals cite evidence in Texas, Wyoming, Louisiana, North Dakota and Pennsylvania which finds worsening health metrics among neighbors of gas wells and related infrastructure. The onset of symptoms and drilling frequently coincided.

Negative local impacts are straining community resources and generating opposition to fracturing operations. According to an MSCI report, "the expansion of oil and gas activities into areas previously untouched by the industry will continue to face fierce opposition from the community, unless companies adequately manage environmental impacts and community health concerns through communication and adoption of best environmental practices."

In this climate, companies risk increased regulatory and legal risks or bans on fracturing operations outright. Pittsburgh banned natural gas drilling within city limits. New York State imposed a moratorium. Maryland banned drilling until the conclusion of a two-year study.

Resolved: Shareholders request that the Board of Directors prepare a report to investors by September 2012, at reasonable cost and excluding confidential or legally prejudicial data, on the short-term and long-term risks to the company's operations, finances and gas exploration associated with community concerns, known regulatory impacts, moratoriums, and public opposition to hydraulic fracturing and related natural gas development.

Supporting statement: Such report should, at a minimum, summarize for the prior two fiscal years, with regard to hydraulic fracturing and related infrastructure:

- any substantial community opposition to the company's maintenance or expansion of particular operations, such as permitting and drilling;

- government enforcement actions, including allegations of violations;
- total aggregate government fines on an annual basis;
- facility shutdown orders, license suspensions or moratoriums on licensing, exploration or operations;

On a forward-looking basis, the report should identify:

- communities where substantial opposition to permitting or drilling, or maintenance or expansion of operations, is anticipated;
- financial or operational risks to particular operations, facilities and plans from proposed federal or state laws or regulations, including moratoriums on fracking;
- any limitations which regional water supply or waste disposal issues may place on operations or expansion;

In the event of uncertainty about probabilities or outcomes, the report should at a minimum describe the worst-case scenario and the extent of uncertainties.

PARK
FOUNDATION

December 14, 2011

Michael Passoff
Senior Program Director
Corporate Social Responsibility Program
As You Sow
311 California St., Suite 510
San Francisco, CA. 94104

Dear Mr. Passoff,

The Park Foundation hereby authorizes As You Sow to file a shareholder resolution on our behalf at Exxon Mobil Corporation and that it be included in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Park Foundation is the owner of more than $2,000 worth of stock that has been held continuously for over a year. The Park Foundation intends to hold the stock through the date of the company's annual meeting in 2012.

The Park Foundation gives As You Sow the authority to deal on our behalf with any and all aspects of the shareholder resolution. The Park Foundation understands that our name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Jon Jensen
Executive Director
Park Foundation

Park Foundation Inc. P.O. Box 550 Ithaca, New York 14851
Tel: 607/272-9124 Fax: 607/272-6057

Missionary Oblates of Mary Immaculate

Justice, Peace & Integrity of Creation Office, United States Province

December 13, 2011.

SHAREHOLDER PROPOSAL

DEC 13 2011

NO. OF SHARES_________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Mr. David S. Rosenthal
Vice President- Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

FAX: 972-444-1505

Dear Mr. Rosenthal:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 70 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $100 billion. We are the beneficial owners of 12,903 shares in ExxonMobil and have held them for at least one year. Verification of our ownership of this stock is enclosed. We plan to hold these shares at least until the annual meeting.

I am writing you on behalf of the Missionary Oblates of Mary Immaculate to co-file the stockholder resolution on Hydraulic Fracturing. In brief, the proposal states: Shareholders request that the Board of Directors prepare a report to investors by September 2012, at reasonable cost and excluding confidential or legally prejudicial data, on the short-term and long-term risks to the company's operations, finances and gas exploration associated with community concerns, known regulatory impacts, moratoriums, and public opposition to hydraulic fracturing and related natural gas development.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with As You Sow. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Michael Passoff of As You Sow who can be reached at 415.391.3212 x 32 or at michael@asyousow.org. If agreement is reached, Michael Passoff, as spokesperson for the primary filer, is authorized to withdraw the resolution on our behalf.

If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Rev. Séamus Finn, OMI, Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
United States Province

Hydraulic Fracturing - Exxon Mobil 2012

Whereas:

The use of hydraulic fracturing in natural gas drilling has become highly controversial. Proponents are concerned about regulatory, legal, reputational and financial risks associated with the environmental, health, and social impacts of fracturing operations.

Concern about water sources, toxic chemicals and wastewater has led to new regulations in several states and proposed federal legislation. Explosions, contamination incidents, and millions of dollars in fines demonstrate that things can and do go wrong. For example, media reports that in Pennsylvania, "officials...have cited energy companies for more than 2,500 violations associated with fracturing practices and collected $25.7 million in fines since 2008."

More than 250 health care professionals and medical societies warned New York Governor Cuomo that the state failed to analyze public health impacts of hydraulic fracturing in its rush to approve permits for drilling. The medical professionals cite evidence in Texas, Wyoming, Louisiana, North Dakota and Pennsylvania which finds worsening health metrics among neighbors of gas wells and related infrastructure. The onset of symptoms and drilling frequently coincided.

Negative local impacts are straining community resources and generating opposition to fracturing operations. According to a MSCI report, "the expansion of oil gas activities into areas previously untouched by the industry will continue to face fierce opposition from the community, unless companies adequately manage environmental impacts and community health concerns through communication and adoption of best environmental practice."

In this climate, companies risk increased regulatory and legal risks or bans on fracturing operations outright. Pittsburgh banned natural gas drilling within city limits. New York State imposed a moratorium. Maryland banned drilling until the conclusion of a two-year study.

Resolved: Shareholders request that the Board of Directors prepare a report to investors by September 2012, at reasonable cost and excluding confidential or legally prejudicial data, on the short-term and long-term risks to the company's operations, finances and gas exploration associated with community concerns, known regulatory impacts, moratoriums, and public opposition to hydraulic fracturing and related natural gas development.

Supporting statement: Such report should, at a minimum, summarize for the prior two fiscal years, with regard to hydraulic fracturing and related infrastructure:

- any substantial community opposition to the company's maintenance or expansion of particular operations, such as permitting and drilling;
- government enforcement actions, including allegations of violations;
- total aggregate government fines on an annual basis;
- facility shutdown orders, license suspensions or moratoriums on licensing, exploration or operations;

On a forward-looking basis, the report should identify:

- communities where substantial opposition to permitting or drilling, or maintenance or expansion of operations, is anticipated;
- financial or operational risks to particular operations, facilities and plans from proposed federal or state laws or regulations, including moratoriums on fracking;
- any limitations which regional water supply or waste disposal issues may place on operations or expansion;

In the event of uncertainty about probabilities or outcomes, the report should at a minimum describe the worst-case scenario and the extent of uncertainties.

M&T Investment Group

M&T Bank, MD1-MP33, 1800 Washington Blvd, P.O. Box 1596, Baltimore, MD 21203-1596
410 545 2719 TOLL FREE 866 848 0383 FAX 410 545 2762

December 13 2011

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 12,903 shares of Exxon Mobil and has owned these shares for at least one year. These shares are held in nominee name in the M & T Banks' account at the Depository Trust Company. M&T Investment Group is an affiliate of M&T Bank, DTC number 0990

Please don't hesitate to call me with any questions.

Very truly yours,

S Bernadette Greaver

S Bernadette Greaver
Assistant Vice President
Custody Administration
410-545-2765

SHAREHOLDER PROPOSAL
DEC 13 2011

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES______________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

UUSC

December 14, 2011

Mr. David Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Rosenthal:

For more than 70 years, UUSC has advanced human rights and social justice in the United States and internationally. In order to pursue these goals, we partner with a number of grassroots organizations around the world. Representatives of these partners tell us of the great need for global corporations to adopt and implement company-wide policies and practices which protect human rights and the just treatment of employees, and which also sustain the environment.

We also support transparency by companies regarding their corporate responsibility policies, programs and implementation plans.

The Unitarian Universalist Service Committee (UUSC) is the beneficial owner of 76 shares of Exxon Mobil stock. We have owned over $2,000 worth of Exxon Mobil stock for more than a year. Further, it is our intent to hold greater than $2,000 in market value through the next annual meeting of Exxon Mobil. We will be pleased to provide additional proof of ownership from our sub-custodian, a DTC participate upon request.

This resolution is submitted for inclusion in the 2012 proxy statement under Rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. This resolution is identical to the one filed by As You Sow, Michael Passoff of As You Sow will be our lead filer and he can be contacted at As You Sow, 311 California Street, Ste. 510, San Francisco, CA 94104, 415.391.3212 ext. 32; or via email at michael@asyousow.org. We are co-filing this resolution with As You Sow as the primary filer and therefore deputize As You Sow to act on our behalf in the withdrawal of this resolution.

Please copy Timothy Smith of Walden Asset Management (617-726-7155 or tsmith@bostontrust.com) our investment manager with any correspondence.

Sincerely,

Constance Kane / RRly

Constance Kane
Chief Operations Officer

UNITARIAN UNIVERSALIST SERVICE COMMITTEE
689 Massachusetts Avenue • Cambridge, MA 02139-3302 • 617-868-6600 • fax: 617-868-7102
www.uusc.org

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES________
DISTRIBUTION: DSR: RME: RAL: LKB: JEP: DGH: SMD

Impacts of Hydraulic Fracturing - Exxon Mobil 2012

Whereas:
The use of hydraulic fracturing in natural gas drilling has become highly controversial. Proponents are concerned about regulatory, legal, reputational and financial risks associated with the environmental, health, and social impacts of fracturing operations.

Concern about water sources, toxic chemicals and wastewater has led to new regulations in several states and proposed federal legislation. Explosions, contamination incidents, and millions of dollars in fines demonstrate that things can and do go wrong. For example, media reports that in Pennsylvania, "officials...have cited energy companies for more than 2,500 violations associated with fracturing practices and collected $25.7 million in fines since 2008."

More than 250 health care professionals and medical societies warned New York Governor Cuomo that the state failed to analyze public health impacts of hydraulic fracturing in its rush to approve permits for drilling. The medical professionals cite evidence in Texas, Wyoming, Louisiana, North Dakota and Pennsylvania which finds worsening health metrics among neighbors of gas wells and related infrastructure. The onset of symptoms and drilling frequently coincided.

Negative local impacts are straining community resources and generating opposition to fracturing operations. According to an MSCI report, "the expansion of oil and gas activities into areas previously untouched by the industry will continue to face fierce opposition from the community, unless companies adequately manage environmental impacts and community health concerns through communication and adoption of best environmental practices."

In this climate, companies risk increased regulatory and legal risks or bans on fracturing operations outright. Pittsburgh banned natural gas drilling within city limits. New York State imposed a moratorium. Maryland banned drilling until the conclusion of a two-year study.

Resolved: Shareholders request that the Board of Directors prepare a report to investors by September 2012, at reasonable cost and excluding confidential or legally prejudicial data, on the short-term and long-term risks to the company's operations, finances and gas exploration associated with community concerns, known regulatory impacts, moratoriums, and public opposition to hydraulic fracturing and related natural gas development.

Supporting statement: Such report should, at a minimum, summarize for the prior two fiscal years, with regard to hydraulic fracturing and related infrastructure:

- any substantial community opposition to the company's maintenance or expansion of particular operations, such as permitting and drilling;

- government enforcement actions, including allegations of violations;
- total aggregate government fines on an annual basis;
- facility shutdown orders, license suspensions or moratoriums on licensing, exploration or operations;

On a forward-looking basis, the report should identify:

- communities where substantial opposition to permitting or drilling, or maintenance or expansion of operations, is anticipated;
- financial or operational risks to particular operations, facilities and plans from proposed federal or state laws or regulations, including moratoriums on fracking;
- any limitations which regional water supply or waste disposal issues may place on operations or expansion;

In the event of uncertainty about probabilities or outcomes, the report should at a minimum describe the worst-case scenario and the extent of uncertainties.

Boston Trust & Investment
Management Company

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 14, 2011

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Unitarian Universalist Service Committee** through its Walden Asset Management division.

We are writing to verify that our client **Unitarian Universalist Service Committee** currently owns **76** shares of **Exxon Mobil Corporation** (Cusip **#30231G102**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Unitarian Universalist Service Committee** has continuously owned and has beneficial ownership of at least $2,000 in market value of the voting securities of **Exxon Mobil Corporation** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Additional documentation confirming ownership from our sub-custodian who are DTC participants will be provided upon request.

Further, it is our intent to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Timothy Smith at 617-726-7155 or tsmith@bostontrust.com directly.

Sincerely,

Timothy Smith

Timothy Smith
Senior Vice President
Boston Trust & Investment Management Company
Walden Asset Management



Benedictine Sisters

285 Oblate Dr.
San Antonio, TX 78216

210-348-6704 phone
210-348-6745 fax

December 15, 2011

SHAREHOLDER RELATIONS

DEC 15 2011

NO. OF SHARES ________
COMMENT: ________
ACTION: ________

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Sent by fax: 972-444-1505

Dear Mr. Rosenthal:

I am writing you on behalf of the Benedictine Sisters, Boerne, Texas to co-file the stockholder resolution on Hydraulic Fracturing. In brief, the proposal states: Shareholders request that the Board of Directors prepare a report to investors by September 2012, at reasonable cost and excluding confidential or legally prejudicial data, on the short-term and long-term risks to the company's operations, finances and gas exploration associated with community concerns, known regulatory impacts, moratoriums, and public opposition to hydraulic fracturing and related natural gas development.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with As You Sow. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of $2,000 worth of the shares of ExxonMobil stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Michael Passoff of As You Sow who can be reached at 415.391.3212 x 32 or at michael@asyousow.org. If agreement is reached, Michael Passoff as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Sincerely,

Sr. Susan Mika, OSB

Sr. Susan Mika, OSB
Corporate Responsibility Program

Hydraulic Fracturing - Exxon Mobil 2012

Whereas:

The use of hydraulic fracturing in natural gas drilling has become highly controversial. Proponents are concerned about regulatory, legal, reputational and financial risks associated with the environmental, health, and social impacts of fracturing operations.

Concern about water sources, toxic chemicals and wastewater has led to new regulations in several states and proposed federal legislation. Explosions, contamination incidents, and millions of dollars in fines demonstrate that things can and do go wrong. For example, media reports that in Pennsylvania, "officials...have cited energy companies for more than 2,500 violations associated with fracturing practices and collected $25.7 million in fines since 2008."

More than 250 health care professionals and medical societies warned New York Governor Cuomo that the state failed to analyze public health impacts of hydraulic fracturing in its rush to approve permits for drilling. The medical professionals cite evidence in Texas, Wyoming, Louisiana, North Dakota and Pennsylvania which finds worsening health metrics among neighbors of gas wells and related infrastructure. The onset of symptoms and drilling frequently coincided.

Negative local impacts are straining community resources and generating opposition to fracturing operations. According to an MSCI report, "the expansion of oil and gas activities into areas previously untouched by the industry will continue to face fierce opposition from the community, unless companies adequately manage environmental impacts and community health concerns through communication and adoption of best environmental practices."

In this climate, companies risk increased regulatory and legal risks or bans on fracturing operations outright. Pittsburgh banned natural gas drilling within city limits. New York State imposed a moratorium. Maryland banned drilling until the conclusion of a two-year study.

Resolved: Shareholders request that the Board of Directors prepare a report to investors by September 2012, at reasonable cost and excluding confidential or legally prejudicial data, on the short-term and long-term risks to the company's operations, finances and gas exploration associated with community concerns, known regulatory impacts, moratoriums, and public opposition to hydraulic fracturing and related natural gas development.

Supporting statement: Such report should, at a minimum, summarize for the prior two fiscal years, with regard to hydraulic fracturing and related infrastructure:

- any substantial community opposition to the company's maintenance or expansion of particular operations, such as permitting and drilling;
- government enforcement actions, including allegations of violations;
- total aggregate government fines on an annual basis;
- facility shutdown orders, license suspensions or moratoriums on licensing, exploration or operations;

On a forward-looking basis, the report should identify:

- communities where substantial opposition to permitting or drilling, or maintenance or expansion of operations, is anticipated;
- financial or operational risks to particular operations, facilities and plans from proposed federal or state laws or regulations, including moratoriums on fracking;
- any limitations which regional water supply or waste disposal issues may place on operations or expansion;

In the event of uncertainty about probabilities or outcomes, the report should at a minimum describe the worst-case scenario and the extent of uncertainties.

FAX TRANSMITTAL

To: David Rosenthal

Firm: Exxon Mobil

City: Irving

Fax: 972-444-1505

From: Sr. Susan

Date: 12/15/11

Total Pages: 3
(including cover)

SHAREHOLDER PROPOSAL
DEC 15 2011
NO. OF SHARES____
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Additional Comments:
Shareholder Resolution
Fracking Issues

Benedictine Sisters
Corporate Responsibility
P.O. Box 28037
San Antonio, TX 78228

210-348-6704 phone
210-348-6745 fax

Physical location:
285 Oblate Drive
San Antonio, TX 78216

Fidelity INVESTMENTS

FIDELITY PRIVATE CLIENT GROUP[SM]

DG-H

RECEIVED
DEC 19 2011
D. S. ROSENTHAL

December 15, 2011

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Filing of stockholder resolution by Congregation of Benedictine Sisters

Dear Mr. David S. Rosenthal:

As of December 15, 2011, the Benedictine sister Charitable Trust holds, and has held continuously for at least one year, $2000 worth of Exxon Mobil common stock (XOM.) These shares have been held with National Financial Services (DTC# 0226) a wholly owned subsidiary of Fidelity Investments.

If you need any other information, please contact us. 210-490-1905 ext.52775

Sincerely,

Ben Pruett

Ben Pruett
Vice President, Senior Account Executive

Fidelity Brokerage Services LLC. Member NYSE, SIPC

CC: Sr. Susan Mika, OSB

SHAREHOLDER PROPOSAL
DEC 19 2011
NO. OF SHARES____
DISTRIBUTION: [illegible]
LKB [illegible] DGH SMD

ENTERED
12/19/11

139 N. Loop 1604 E. Ste 103
San Antonio, TX 78232
www.fidelity.com
Phone: 800 544-[illegible]04
Team 275

The Brainerd Foundation

December 14, 2011

Mr. David Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES______
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Dear Mr. Rosenthal:

The Brainerd Foundation is an investor in Exxon Mobil and the owner of 600 shares.

Our Foundation, based in Seattle, has a mission to protect environmental quality of the Pacific Northwest. As implied by our Mission, we are concerned that companies we invest in act responsibly especially with regard to the environment. We write today to encourage you to take steps to increase accountability related to complex issues related to fracking.

We are co-filing the enclosed shareholder resolution, for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner of at least $2,000 worth of Exxon Mobil stock, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. We are co-filing this resolution with As You Sow as the primary filer. This resolution is identical to the one filed by As You Sow, Michael Passoff of As You Sow will be our lead filer and can be contacted at As You Sow, 311 California Street, Ste. 510, San Francisco, CA 94104, 415.391.3212 ext. 32; or via email at michael@asyousow.org. We will be pleased to provide additional proof of ownership from our sub-custodian, a DTC participant upon request.

We have been a continuous shareholder for more than one year and will continue to be an investor and hold at least $2,000 market value of the requisite number of shares through the 2012 stockholder's meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Please copy correspondent both to me and Tim Smith at Walden Asset Management which is our investment manager. (tsmith@bostontrust.com). We hereby deputize As You Sow to act on our behalf in withdrawing this resolution.

Sincerely,

Ann Krumboltz
Executive Director

The Brainerd Foundation, 1601 Second Avenue, Suite 610, Seattle, WA 98101
Phone: 206.448.0676 / Fax: 206.448.7222 / E-mail: info@brainerd.org

Impacts of Hydraulic Fracturing - Exxon Mobil 2012

Whereas:
The use of hydraulic fracturing in natural gas drilling has become highly controversial. Proponents are concerned about regulatory, legal, reputational and financial risks associated with the environmental, health, and social impacts of fracturing operations.

Concern about water sources, toxic chemicals and wastewater has led to new regulations in several states and proposed federal legislation. Explosions, contamination incidents, and millions of dollars in fines demonstrate that things can and do go wrong. For example, media reports that in Pennsylvania, "officials...have cited energy companies for more than 2,500 violations associated with fracturing practices and collected $25.7 million in fines since 2008."

More than 250 health care professionals and medical societies warned New York Governor Cuomo that the state failed to analyze public health impacts of hydraulic fracturing in its rush to approve permits for drilling. The medical professionals cite evidence in Texas, Wyoming, Louisiana, North Dakota and Pennsylvania which finds worsening health metrics among neighbors of gas wells and related infrastructure. The onset of symptoms and drilling frequently coincided.

Negative local impacts are straining community resources and generating opposition to fracturing operations. According to an MSCI report, "the expansion of oil and gas activities into areas previously untouched by the industry will continue to face fierce opposition from the community, unless companies adequately manage environmental impacts and community health concerns through communication and adoption of best environmental practices."

In this climate, companies risk increased regulatory and legal risks or bans on fracturing operations outright. Pittsburgh banned natural gas drilling within city limits. New York State imposed a moratorium. Maryland banned drilling until the conclusion of a two-year study.

Resolved: Shareholders request that the Board of Directors prepare a report to investors by September 2012, at reasonable cost and excluding confidential or legally prejudicial data, on the short-term and long-term risks to the company's operations, finances and gas exploration associated with community concerns, known regulatory impacts, moratoriums, and public opposition to hydraulic fracturing and related natural gas development.

Supporting statement: Such report should, at a minimum, summarize for the prior two fiscal years, with regard to hydraulic fracturing and related infrastructure:

- any substantial community opposition to the company's maintenance or expansion of particular operations, such as permitting and drilling;

- government enforcement actions, including allegations of violations;
- total aggregate government fines on an annual basis;
- facility shutdown orders, license suspensions or moratoriums on licensing, exploration or operations;

On a forward-looking basis, the report should identify:

- communities where substantial opposition to permitting or drilling, or maintenance or expansion of operations, is anticipated;
- financial or operational risks to particular operations, facilities and plans from proposed federal or state laws or regulations, including moratoriums on fracking;
- any limitations which regional water supply or waste disposal issues may place on operations or expansion;

In the event of uncertainty about probabilities or outcomes, the report should at a minimum describe the worst-case scenario and the extent of uncertainties.

Boston Trust & Investment
Management Company

December 14, 2011

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Brainerd Foundation** through its Walden Asset Management division.

We are writing to verify that our client **Brainerd Foundation** currently owns **600** shares of **Exxon Mobil Corporation** (Cusip **#30231G102**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Brainerd Foundation** has continuously owned and has beneficial ownership of at least $2,000 in market value of the voting securities of **Exxon Mobil Corporation** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Additional documentation confirming ownership from our sub-custodian who are DTC participants will be provided upon request.

Further, it is our intent to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Timothy Smith at 617-726-7155 or tsmith@bostontrust.com directly.

Sincerely,

Timothy Smith
Senior Vice President
Boston Trust & Investment Management Company
Walden Asset Management

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 14, 2011

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

SHAREHOLDER PROPOSAL

DEC 14 2011

NO. OF SHARES_______________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

Via fax: 972-444-1505

Re: Shareholder Proposal for 2012 Annual Meeting

Dear Mr. Rosenthal:

Enclosed please find our letter co-filing the hydraulic fracturing disclosure proposal to be included in the proxy statement of Exxon (the "Company") for its 2012 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. While we appreciate the Company's willingness to dialogue with investors on its hydraulic fracturing operations, we remain concerned that Exxon's existing disclosure fails to provide investors sufficient information at this time, especially with regards to the impacts of hydraulic fracturing operations on local communities.

Zevin Asset Management holds, on behalf of our clients, 41,435 shares of the Company's common stock held among different custodians. We are filing on behalf of one of our clients, the John Maher Trust (the Proponent), who has continuously held, for at least one year of the date hereof, 6105 shares of the Company's common stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2012 annual meeting of stockholders.

This resolution is identical to the one filed by As You Sow. Michael Passoff of As You Sow will be our lead filer and he can be contacted at As You Sow, 311 California Street Ste. 510, San Francisco, CA 94104. 415.391.3212 ext. 32; or via email at michael@asyousow.org.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management

50 Congress Street, Suite 1040, Boston, MA 02109 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

Impacts of Hydraulic Fracturing - Exxon Mobil 2012

Whereas:
The use of hydraulic fracturing in natural gas drilling has become highly controversial. Proponents are concerned about regulatory, legal, reputational and financial risks associated with the environmental, health, and social impacts of fracturing operations.

Concern about water sources, toxic chemicals and wastewater has led to new regulations in several states and proposed federal legislation. Explosions, contamination incidents, and millions of dollars in fines demonstrate that things can and do go wrong. For example, media reports that in Pennsylvania, "officials...have cited energy companies for more than 2,500 violations associated with fracturing practices and collected $25.7 million in fines since 2008."

More than 250 health care professionals and medical societies warned New York Governor Cuomo that the state failed to analyze public health impacts of hydraulic fracturing in its rush to approve permits for drilling. The medical professionals cite evidence in Texas, Wyoming, Louisiana, North Dakota and Pennsylvania which finds worsening health metrics among neighbors of gas wells and related infrastructure. The onset of symptoms and drilling frequently coincided.

Negative local impacts are straining community resources and generating opposition to fracturing operations. According to an MSCI report, "the expansion of oil and gas activities into areas previously untouched by the industry will continue to face fierce opposition from the community, unless companies adequately manage environmental impacts and community health concerns through communication and adoption of best environmental practices."

In this climate, companies risk increased regulatory and legal risks or bans on fracturing operations outright. Pittsburgh banned natural gas drilling within city limits. New York State imposed a moratorium. Maryland banned drilling until the conclusion of a two-year study.

Resolved: Shareholders request that the Board of Directors prepare a report to investors by September 2012, at reasonable cost and excluding confidential or legally prejudicial data, on the short-term and long-term risks to the company's operations, finances and gas exploration associated with community concerns, known regulatory impacts, moratoriums, and public opposition to hydraulic fracturing and related natural gas development.

Supporting statement: Such report should, at a minimum, summarize for the prior two fiscal years, with regard to hydraulic fracturing and related infrastructure:

- any substantial community opposition to the company's maintenance or expansion of particular operations, such as permitting and drilling;

- government enforcement actions, including allegations of violations;
- total aggregate government fines on an annual basis;
- facility shutdown orders, license suspensions or moratoriums on licensing, exploration or operations;

On a forward-looking basis, the report should identify:

- communities where substantial opposition to permitting or drilling, or maintenance or expansion of operations, is anticipated;
- financial or operational risks to particular operations, facilities and plans from proposed federal or state laws or regulations, including moratoriums on fracking;
- any limitations which regional water supply or waste disposal issues may place on operations or expansion;

In the event of uncertainty about probabilities or outcomes, the report should at a minimum describe the worst-case scenario and the extent of uncertainties.

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 14, 2011

To Whom It May Concern:

Please find attached DTC participant UBS Financial Services custodial proof of ownership statement of Exxon from the John Maher Trust. Zevin Asset Management, LLC is the investment advisor to the John Maher Trust and co-filed a share holder resolution on lobbying disclosure on the John Maher Trust's behalf.

This letter serves as confirmation that the John Maher Trust is the beneficial owner of the above referenced stock.

Sincerely,

Sonia Kowal

Director of Socially Responsible Investing
Zevin Asset Management, LLC

50 Congress Street, Suite 1040, Boston, MA 02109 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

December 14, 2011

To Whom It May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 6105 shares of common stock in Exxon owned by the John Maher Trust (account OMB Memorandum M-07-16 ***

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of Exxon and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that the John Maher Trust is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to the John Maher Trust and is planning to co-file a share holder resolution on the John Maher Trust's behalf.

Sincerely,

Kelley A. Bowker

Kelley A. Bowker
Assistant to Myra G. Kolton
Senior Vice President/Investments

8 Dunstable Road
Cambridge, MA 02139

November 29th, 2010

To Whom It May Concern:

For the record, I would like to state that I am pleased with the engagement practices of Zevin Asset Management, including proxy voting, company dialogues, and the filing of shareholder resolutions or behalf of shares held by the John Maher Trust. It is important to me as a client that this takes place.

Sincerely,

John Maher

First Affirmative
Financial Network, LLC *Investing for a Sustainable Future*

SHAREHOLDER PROPOSAL

DEC 15 2011

NO. OF SHARES______
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

December 14, 2011

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

RE: Hydraulic Fracturing Shareowner Resolution

Dear Mr. Rosenthal:

First Affirmative Financial Network, LLC is a United States based investment management firm with approximately $645 million in assets under management.

First Affirmative, acting on behalf of client Izetta Smith, joins lead filer As You Sow to co-file the enclosed shareholder resolution with Exxon Corporation. We support the inclusion of this proposal in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

Per Rule 14a-8, Izetta Smith holds more than $2,000 of Exxon Corporation common stock, acquired more than one year prior to the submission of this filing and held continuously for that time. Ms. Smith intends to remain invested in this position continuously through the date of the 2012 annual meeting.

Verification of ownership will be forwarded under separate cover by DTC participant custodian Folio Institutional (Folio*fn* Investments, Inc.)

This resolution is identical to the one filed by As You Sow. Michael Passoff at As You Sow will be our lead filer and he can be contacted at As You Sow, 311 California Street Ste. 510, San Francisco, CA 94104. 415.391.3212 ext. 32; or via email at michael@asyousow.org

Please confirm receipt of this document to:

Holly A. Testa
Shareowner Advocate
2503 Walnut Street, Suite 201
Boulder, Colorado 80302
hollytesta@firstaffirmative.com
303-641-5190

Izetta Smith

*** FISMA & OMB Memorandum M-07-16 ***

December 8, 2011

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298
972-444-1157 Tel

RE: Hydraulic fracturing shareowner resolution

Dear Mr. Rosenthal:

I hereby authorize First Affirmative Financial Network, LLC (First Affirmative) to co- file a resolution with lead filer As You Sow on my behalf at Exxon Mobil Corporation addressing hydraulic fracturing I own approximately 220 shares of Exxon Mobil that I have held for more than one year from the date of submission of this resolution. I intend to hold at least $2,000 of these shares in the company through the date of the annual meeting in 2012.

I specifically give First Affirmative full authority to deal, on my behalf, with all aspects of this shareholder resolution. We understand that my name may appear on the proxy statement as a filer of this shareholder resolution.

Sincerely,

x
Izetta Smith

Impacts of Hydraulic Fracturing - Exxon Mobil 2012

Whereas:
The use of hydraulic fracturing in natural gas drilling has become highly controversial. Proponents are concerned about regulatory, legal, reputational and financial risks associated with the environmental, health, and social impacts of fracturing operations.

Concern about water sources, toxic chemicals and wastewater has led to new regulations in several states and proposed federal legislation. Explosions, contamination incidents, and millions of dollars in fines demonstrate that things can and do go wrong. For example, media reports that in Pennsylvania, "officials...have cited energy companies for more than 2,500 violations associated with fracturing practices and collected $25.7 million in fines since 2008."

More than 250 health care professionals and medical societies warned New York Governor Cuomo that the state failed to analyze public health impacts of hydraulic fracturing in its rush to approve permits for drilling. The medical professionals cite evidence in Texas, Wyoming, Louisiana, North Dakota and Pennsylvania which finds worsening health metrics among neighbors of gas wells and related infrastructure. The onset of symptoms and drilling frequently coincided.

Negative local impacts are straining community resources and generating opposition to fracturing operations. According to an MSCI report, "the expansion of oil and gas activities into areas previously untouched by the industry will continue to face fierce opposition from the community, unless companies adequately manage environmental impacts and community health concerns through communication and adoption of best environmental practices."

In this climate, companies risk increased regulatory and legal risks or bans on fracturing operations outright. Pittsburgh banned natural gas drilling within city limits. New York State imposed a moratorium. Maryland banned drilling until the conclusion of a two-year study.

Resolved: Shareholders request that the Board of Directors prepare a report to investors by September 2012, at reasonable cost and excluding confidential or legally prejudicial data, on the short-term and long-term risks to the company's operations, finances and gas exploration associated with community concerns, known regulatory impacts, moratoriums, and public opposition to hydraulic fracturing and related natural gas development.

Supporting statement: Such report should, at a minimum, summarize for the prior two fiscal years, with regard to hydraulic fracturing and related infrastructure:

- any substantial community opposition to the company's maintenance or expansion of particular operations, such as permitting and drilling;

- government enforcement actions, including allegations of violations;
- total aggregate government fines on an annual basis;
- facility shutdown orders, license suspensions or moratoriums on licensing, exploration or operations;

On a forward-looking basis, the report should identify:

- communities where substantial opposition to permitting or drilling, or maintenance or expansion of operations, is anticipated;
- financial or operational risks to particular operations, facilities and plans from proposed federal or state laws or regulations, including moratoriums on fracking;
- any limitations which regional water supply or waste disposal issues may place on operations or expansion;

In the event of uncertainty about probabilities or outcomes, the report should at a minimum describe the worst-case scenario and the extent of uncertainties.

DS 14

Folio institutional

FOLIOfn Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102

p 888-485-3456
f 703-880-7313
folioinstitutional.com

December 15, 2011

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RECEIVED
DEC 19 2011
D. S. ROSENTHAL

RE: Hydraulic fracturing shareowner resolution

Dear Mr. Rosenthal:

Please accept this letter as documentation that Folio*fn* Investments, Inc. acts as the custodian for First Affirmative Financial Network, LLC. Further, we are writing this letter to verify that First Affirmative Financial Network is the Investment Advisor on the individual account for Izetta Smith.

First Affirmative Financial Network is a beneficial owner with discretionary authority on the above referenced client account, and the client has delegated proxy voting authority to First Affirmative Financial Network.

Furthermore, we are writing to verify that First Affirmative's client Izetta Smith owns approximately 220 shares of Exxon Corporation in their individual account. They have continuously held at least $2,000 in market value of Exxon Corporation for at least one year prior to the submission of this shareowner proposal on December 15, 2011.

Sincerely,

Drew Wieder
VP Customer Service
Folio*fn* Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102
wiederd@folioinvesting.com
T: 703-245-4840

SHAREHOLDER PROPOSAL
DEC 19 2011

NO. OF SHARES____________
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

ENTERED
12/19/11

Mount St. Scholastica
Benedictine Sisters

December 13, 2011

RECEIVED
DEC 14 2011
D. S. ROSENTHAL

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Rosenthal:

I am writing you on behalf of Benedictine Sisters of Mount St. Scholastica to co-file the stockholder resolution on Hydraulic Fracturing. In brief, the proposal states: Shareholders request that the Board of Directors prepare a report to investors by September 2012, at reasonable cost and excluding confidential or legally prejudicial data, on the short-term and long-term risks to the company's operations, finances and gas exploration associated with community concerns, known regulatory impacts, moratoriums, and public opposition to hydraulic fracturing and related natural gas development.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with As You Sow. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 774 shares of ExxonMobil stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Michael Passoff of As You Sow who can be reached at 415.391.3212 x 32 or at michael@asyousow.org. If agreement is reached, Michael Passoff as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Lou Whipple, OSB

Lou Whipple
Business Manager

SHAREHOLDER PROPOSAL
DEC 14 2011
NO. OF SHARES________
DISTRIBUTION: DSR: RML: RAL:
LKB: JEP: DGH: SMD

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190
www.mountosb.org

Hydraulic Fracturing - Exxon Mobil 2012

Whereas:

The use of hydraulic fracturing in natural gas drilling has become highly controversial. Proponents are concerned about regulatory, legal, reputational and financial risks associated with the environmental, health, and social impacts of fracturing operations.

Concern about water sources, toxic chemicals and wastewater has led to new regulations in several states and proposed federal legislation. Explosions, contamination incidents, and millions of dollars in fines demonstrate that things can and do go wrong. For example, media reports that in Pennsylvania, "officials...have cited energy companies for more than 2,500 violations associated with fracturing practices and collected $25.7 million in fines since 2008."

More than 250 health care professionals and medical societies warned New York Governor Cuomo that the state failed to analyze public health impacts of hydraulic fracturing in its rush to approve permits for drilling. The medical professionals cite evidence in Texas, Wyoming, Louisiana, North Dakota and Pennsylvania which finds worsening health metrics among neighbors of gas wells and related infrastructure. The onset of symptoms and drilling frequently coincided.

Negative local impacts are straining community resources and generating opposition to fracturing operations. According to a MSCI report, "the expansion of oil gas activities into areas previously untouched by the industry will continue to face fierce opposition from the community, unless companies adequately manage environmental impacts and community health concerns through communication and adoption of best environmental practice."

In this climate, companies risk increased regulatory and legal risks or bans on fracturing operations outright. Pittsburgh banned natural gas drilling within city limits. New York State imposed a moratorium. Maryland banned drilling until the conclusion of a two-year study.

Resolved: Shareholders request that the Board of Directors prepare a report to investors by September 2012, at reasonable cost and excluding confidential or legally prejudicial data, on the short-term and long-term risks to the company's operations, finances and gas exploration associated with community concerns, known regulatory impacts, moratoriums, and public opposition to hydraulic fracturing and related natural gas development.

Supporting statement: Such report should, at a minimum, summarize for the prior two fiscal years, with regard to hydraulic fracturing and related infrastructure:

- any substantial community opposition to the company's maintenance or expansion of particular operations, such as permitting and drilling;
- government enforcement actions, including allegations of violations;
- total aggregate government fines on an annual basis;
- facility shutdown orders, license suspensions or moratoriums on licensing, exploration or operations;

On a forward-looking basis, the report should identify:

- communities where substantial opposition to permitting or drilling, or maintenance or expansion of operations, is anticipated;
- financial or operational risks to particular operations, facilities and plans from proposed federal or state laws or regulations, including moratoriums on fracking;
- any limitations which regional water supply or waste disposal issues may place on operations or expansion;

In the event of uncertainty about probabilities or outcomes, the report should at a minimum describe the worst-case scenario and the extent of uncertainties.

Merrill Lynch
Wealth Management
Bank of America Corporation

RECEIVED
DEC 15 2011
D. S. ROSENTHAL

December 13, 2011

Mr. David S. Rosenthal
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irvine, TX 75039-2298

SHAREHOLDER PROPOSAL
DEC 15 2011
NO. OF SHARES
DISTRIBUTION: DSR: RME: RAL:
LKB: JEP: DGH: SMD

RE: Mt St Scholastica, TIN# 48-0548363

Dear Mr. Rosenthal,

As of December 13, 2011 Mount St. Scholastica, Inc. held, and has held continuously for at least one year, 774 shares of Exxon Mobil Corporation common stock.

Sincerely,

Jody Herbert

Jody Herbert, CA
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Cc: Benedictine Sisters of Mount St. Scholastica, Inc.

2959 N. Rock Road Ste 200 • Wichita, KS 67226 • Tel: 800.777.3993

Part 6
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